UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2013 AND 2012

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of June 30, 2013, December 31, 2012, June 30, 2012, and January 1, 2012, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2013 and 2012, and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2013 and 2012.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by the other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$4,537 million, NT$4,118 million, NT$4,390 million and NT$4,276 million, which represented 1.50%, 1.46%, 1.46% and 1.52% of the total consolidated assets as of June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012, respectively, the related share of investment income from the associates and joint ventures in the amount of NT$(11) million, NT$31 million, NT$6 million and NT$51 million, which represented (0.64)%, 1.08%, 0.06% and 1.24% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2013 and 2012, respectively, and the related share of other comprehensive income from the associates and joint ventures in the amount of NT$583 million, NT$(364) million, NT$602 million and NT$63 million, which represented 27.92%, (29.07)%, 5.99% and 1.56% of the consolidated total comprehensive income, for the three-month and six-month periods ended June 30, 2013 and 2012, respectively, are based solely on the reports of the other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” and International Financial Reporting Standards No. 1, “First-time Adoption of IFRS” which are recognized by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

August 7, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

2

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Current assets
Cash and cash equivalents	4, 6(1)	$52,863,347	$42,592,725	$48,937,108	$49,070,128
Financial assets at fair value through profit	4, 6(2), 12(6)	639,199	655,994	704,388	695,931
or loss, current
Available-for-sale financial assets, current	4, 6(5), 12(6)	2,781,340	4,330,880	5,383,704	5,124,780
Held-to-maturity financial assets, current	4	-	-	-	13,524
Notes receivable	4	116,936	25,308	1,393	74,572
Accounts receivable, net	4, 6(3)	19,240,468	16,220,832	18,438,011	14,390,541
Accounts receivable-related parties, net	4, 7	21,222	81,741	235,563	130,553
Other receivables	4	854,168	768,991	813,198	653,542
Current tax assets	4	54,811	77,861	89,000	84,566
Inventories, net	4, 5, 6(4)	14,330,246	13,023,710	13,720,874	12,703,706
Prepayments		1,983,221	1,918,783	896,124	791,243
Non-current assets held for sale	4	-	313,171	340,831	583
Other current assets		14,572	17,135	19,127	20,331
Total current assets		92,899,530	80,027,131	89,579,321	83,754,000

Non-current assets
Financial assets at fair value through profit	4, 6(2), 12(6)	89,539	72,706	124,815	119,711
or loss, noncurrent
Available-for-sale financial assets, noncurrent	4, 6(5), 12(6)	19,931,665	19,975,737	24,627,376	23,444,547
Financial assets measured at cost, noncurrent	4, 6(6)	3,695,290	3,162,118	3,084,577	3,053,958
Investments accounted for under the equity method	4, 6(7)	9,076,276	11,769,748	11,734,374	11,225,174
Property, plant and equipment	4, 5, 6(8), 8	164,824,668	159,943,805	161,469,921	141,861,562
Intangible assets	4, 6(9)	4,724,729	2,798,159	2,873,160	1,483,781
Deferred tax assets	4, 5, 6(21)	2,999,045	3,354,582	3,738,041	3,649,591
Prepayment for equipments		434,069	343,869	1,841,072	10,319,826
Deposits-out	8	1,327,395	1,377,327	1,509,717	1,316,904
Prepayment for investments		5,000	34,803	64,623	44,392
Other assets-others		3,084,667	178,720	1,014,625	1,044,412
Total non-current assets		210,192,343	203,011,574	212,082,301	197,563,858

Total assets		$303,091,873	$283,038,705	$301,661,622	$281,317,858

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Current liabilities
Short-term loans	6(10)	$4,591,402	$5,772,615	$6,339,366	$9,411,877
Financial liabilities at fair value through profit or loss, current	4, 6(11), 12(6)	277,264	767,605	724,298	741,531
Notes and accounts payable		7,173,987	6,265,920	7,756,383	5,010,222
Other payables		12,379,297	10,961,670	11,563,433	9,771,320
Payables on equipment		7,587,887	5,382,395	9,519,602	8,517,694
Dividends payable		5,061,310	-	6,316,435	-
Current tax liabilities	4, 6(21)	683,505	1,191,790	783,052	514,977
Current portion of long-term liabilities	4, 6(12), 6(13)	18,916,556	8,887,006	9,167,328	8,002,051
Other current liabilities		945,095	891,511	1,051,205	870,104
Total current liabilities		57,616,303	40,120,512	53,221,102	42,839,776

Non-current liabilities
Bonds payable	4, 6(12)	19,977,568	21,932,193	22,020,572	11,984,404
Long-term loans	6(13), 8	8,560,011	10,222,620	10,482,143	9,110,982
Deferred tax liabilities	4, 5, 6(21)	2,319,644	1,642,205	840,695	415,777
Accrued pension liabilities	4, 5	4,246,906	4,239,243	3,957,669	3,965,752
Deposits-in		257,311	153,745	103,762	105,617
Other liabilities-others		210,149	197,147	452,522	336,009
Total non-current liabilities		35,571,589	38,387,153	37,857,363	25,918,541

Total liabilities		93,187,892	78,507,665	91,078,465	68,758,317

Equity attributable to the parent company
Capital	4, 5, 6(15), 6(16)
Common stock		126,541,173	129,518,055	129,378,662	130,843,416
Capital collected in advance		-	3,038	-	1,140
Additional paid-in capital	4, 5, 6(12), 6(15), 6(16)
Premiums		43,030,806	44,043,498	43,997,848	44,499,645
Treasury stock transactions		1,189,157	2,011,469	2,000,824	787,465
The differences between the fair value of the consideration paid or received from acquiring		263,900	5,445	6,472	-
or disposing subsidiaries and the carrying amounts of the subsidiaries
Employee stock options		376,756	353,879	371,543	580,933
Stock options		482,851	486,235	491,876	491,876
Retained earnings	6(7), 6(15)
Legal reserve		5,248,824	4,476,570	4,476,570	3,442,856
Unappropriated earnings		22,584,807	20,013,666	18,232,128	21,631,463
Other components of equity	4, 6(5)
Exchange differences on translation of foreign operations		(3,620,423)	(5,588,631)	(3,323,142)	(2,214,959)
Unrealized gain or loss on available-for-sale financial assets		11,506,165	11,600,066	16,084,478	14,331,187
Treasury stock	4, 6(15)	(2,365,246)	(4,963,389)	(4,963,389)	(6,223,357)
Total equity attributable to the parent company		205,238,770	201,959,901	206,753,870	208,171,665

Non-controlling interests	6(15)	4,665,211	2,571,139	3,829,287	4,387,876
Total equity		209,903,981	204,531,040	210,583,157	212,559,541

Total liabilities and equity		$303,091,873	$283,038,705	$301,661,622	$281,317,858

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2013 and 2012
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2013	2012	2013	2012
Operating revenues	4, 5, 7, 14
Sales revenues		$31,115,299	$29,944,461	$57,933,110	$55,573,263
Less: Sales returns and discounts		(153,183)	(202,469)	(159,765)	(288,431)
Net sales		30,962,116	29,741,992	57,773,345	55,284,832
Other operating revenues		942,588	635,338	1,912,775	1,361,932
Net operating revenues		31,904,704	30,377,330	59,686,120	56,646,764
Operating costs	4, 6(4), 6(14),
	6(16), 6(17), 14
Cost of goods sold		(25,107,493)	(23,516,813)	(47,880,185)	(45,276,681)
Other operating costs		(619,901)	(521,918)	(1,137,118)	(1,009,390)
Operating costs		(25,727,394)	(24,038,731)	(49,017,303)	(46,286,071)
Gross profit		6,177,310	6,338,599	10,668,817	10,360,693
Unrealized sales profit		-	-	-	(89)
Realized sales profit		-	149	-	157
Gross profit-net		6,177,310	6,338,748	10,668,817	10,360,761
Operating expenses	4, 6(14), 6(16),
	6(17), 14
Sales and marketing expenses		(800,224)	(776,324)	(1,562,983)	(1,488,338)
General and administrative expenses		(966,244)	(840,888)	(1,984,984)	(1,620,457)
Research and development expenses		(3,250,245)	(2,555,418)	(5,646,156)	(4,855,214)
Subtotal		(5,016,713)	(4,172,630)	(9,194,123)	(7,964,009)
Net other operating income and expenses	4, 6(18)	(11,128)	4,146	(31,232)	38,497
Operating income		1,149,469	2,170,264	1,443,462	2,435,249
Non-operating income and expenses
Other revenue	4, 6(19)	136,524	97,653	191,388	157,560
Other gain and loss	4, 6(19)	541,785	473,260	539,145	1,328,707
Financial costs	6(19)	(179,632)	(106,166)	(341,976)	(225,693)
Share of profit or loss of associates and joint ventures	4, 6(7), 14	129,633	68,742	311,010	327,111
Bargain purchase gain	4, 6(23)	13,043	-	7,153,529	-
Exchange gain, net	4	-	121,579	26,311	75,797
Exchange loss, net	4	(10,648)	-	-	-
Subtotal		630,705	655,068	7,879,407	1,663,482
Income from continuing operations before income tax		1,780,174	2,825,332	9,322,869	4,098,731
Income tax expense	4, 6(21), 14	(42,001)	(484,691)	(1,171,002)	(691,312)
Net income		1,738,173	2,340,641	8,151,867	3,407,419
Other comprehensive income	6(20)
Exchange differences on translation of foreign operations		368,503	956,987	1,790,075	(1,035,281)
Unrealized gain (loss) on available-for-sale financial assets		(616,743)	(1,750,078)	(661,321)	1,669,733
Share of other comprehensive income of associates and joint ventures		589,048	(299,444)	759,154	270
Income tax related to components of other comprehensive income	6(21)	9,369	3,067	4,332	5,478
Total other comprehensive income, net of tax		350,177	(1,089,468)	1,892,240	640,200

Total comprehensive income		$2,088,350	$1,251,173	$10,044,107	$4,047,619

Net income attributable to:
Stockholders of the parent		$1,812,000	$2,651,026	$8,404,705	$3,945,417
Non-controlling interests		(73,827)	(310,385)	(252,838)	(537,998)
		$1,738,173	$2,340,641	$8,151,867	$3,407,419

Comprehensive income attributable to:
Stockholders of the parent		$2,160,161	$1,561,030	$10,279,012	$4,590,525
Non-controlling interests		(71,811)	(309,857)	(234,905)	(542,906)
		$2,088,350	$1,251,173	$10,044,107	$4,047,619

Earnings per share (NTD)	4, 6(22)
Earnings per share-basic		$0.15	$0.21	$0.67	$0.31
Earnings per share-diluted		$0.14	$0.20	$0.63	$0.30

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2013 and 2012
(Expressed in Thousands of New Taiwan Dollars)

		Capital			Retained Earnings		Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets			Non-Controlling Interests
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings			Treasury Stock	Total		Total Equity
Balance as of January 1, 2012	6(15)	$130,843,416	$1,140	$46,359,919	$3,442,856	$21,631,463	$(2,214,959)	$14,331,187	$(6,223,357)	$208,171,665	4,387,876	212,559,541
Appropriation and distribution of 2011 retained earnings	6(15)
Legal reserve		-	-	-	1,033,714	(1,033,714)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,316,435)	-	-	-	(6,316,435)	-	(6,316,435)
Net income in the first half of 2012	6(15)	-	-	-	-	3,945,417	-	-	-	3,945,417	(537,998)	3,407,419
Other comprehensive income, net of tax in the first half of 2012	6(15), 6(20)	-	-	-	-	-	(1,108,183)	1,753,291	-	645,108	(4,908)	640,200
Total comprehensive income		-	-	-	-	3,945,417	(1,108,183)	1,753,291	-	4,590,525	(542,906)	4,047,619
Share-based payment transaction	4, 5, 6(15), 6(16)	114,590	(1,140)	182,796	-	-	-	-	-	296,246	-	296,246
Treasury stock retired	4, 6(15)	(1,579,344)	-	319,376	-	-	-	-	1,259,968	-	-	-
Changes in share of the associates and joint ventures		-	-	3,418	-	3,732	-	-	-	7,150	-	7,150
Acquisition of subsidiaries	4, 6(15)	-	-	3,054	-	1,665	-	-	-	4,719	16,140	20,859
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(31,823)	(31,823)
Balance as of June 30, 2012	6(15)	$129,378,662	$-	$46,868,563	$4,476,570	$18,232,128	$(3,323,142)	$16,084,478	$(4,963,389)	$206,753,870	$3,829,287	$210,583,157

Balance as of January 1, 2013	6(15)	$129,518,055	$3,038	$46,900,526	$4,476,570	$20,013,666	$(5,588,631)	$11,600,066	$(4,963,389)	$201,959,901	$2,571,139	$204,531,040
Appropriation and distribution of 2012 retained earnings	6(15)
Legal reserve		-	-	-	772,254	(772,254)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(5,061,310)	-	-	-	(5,061,310)	-	(5,061,310)
Net income in the first half of 2013	6(15)	-	-	-	-	8,404,705	-	-	-	8,404,705	(252,838)	8,151,867
Other comprehensive income, net of tax in the first half of 2013	6(15), 6(20)	-	-	-	-	-	1,968,208	(93,901)	-	1,874,307	17,933	1,892,240
Total comprehensive income		-	-	-	-	8,404,705	1,968,208	(93,901)	-	10,279,012	(234,905)	10,044,107
Share-based payment transaction	4, 5, 6(15), 6(16)	23,118	(3,038)	30,306	-	-	-	-	-	50,386	-	50,386
Convertible bonds repurchased	4, 6(12)	-	-	(2,922)	-	-	-	-	-	(2,922)	-	(2,922)
Treasury stock acquired	4, 6(15)	-	-	-	-	-	-	-	(2,245,445)	(2,245,445)	-	(2,245,445)
Treasury stock retired	4, 6(15)	(3,000,000)	-	(1,843,588)	-	-	-	-	4,843,588	-	-	-
Changes in share of the associates and joint ventures		-	-	9,309	-	-	-	-	-	9,309	-	9,309
Acquisition of subsidiaries	4, 6(15)	-	-	248,365	-	-	-	-	-	248,365	(533,904)	(285,539)
Increase in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	2,862,881	2,862,881
Other		-	-	1,474	-	-	-	-	-	1,474	-	1,474
Balance as of June 30, 2013	6(15)	$126,541,173	$-	$45,343,470	$5,248,824	$22,584,807	$(3,620,423)	$11,506,165	$(2,365,246)	$205,238,770	$4,665,211	$209,903,981

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2013 and 2012
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2013	2012
Cash flows from operating activities:
Net income before tax	$9,322,869	$4,098,731
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	18,916,012	16,861,858
Amortization	452,581	317,544
Bad debt expenses (reversal)	(21,627)	131,620
Net loss (gain) of financial assets at fair value through profit or loss	2,087	(29,368)
Interest expense	292,446	197,935
Interest revenue	(127,180)	(118,003)
Dividend revenue	(64,208)	(39,557)
Share-based payment	29,043	173,819
Share of profit of associates and joint ventures	(311,010)	(327,111)
Gain on disposal of property, plant and equipment	(5,343)	(2,694)
Gain on disposal of investments	(704,135)	(1,223,819)
Impairment loss on financial assets	386,191	152,089
Impairment loss on non-financial assets	-	9,881
Gain on reacquisition of bonds	(39,949)	-
Exchange loss (gain) on financial assets and liabilities	248,930	(58,248)
Exchange loss (gain) on long-term liabilities	206,615	(68,823)
Bargain purchase gain	(7,153,529)	-
Amortization of deferred income	(26,916)	(46,763)
Income and expense adjustments	12,080,008	15,930,360
Changes in operating assets and liabilities:
Financial assets at fair value through profit or loss	460	-
Notes receivable and accounts receivable	(1,730,802)	(4,300,455)
Other receivables	258,357	(26,070)
Inventories	(434,064)	(1,091,596)
Prepayments	135,401	(119,188)
Other current assets	1,035	698
Notes and accounts payable	585,539	2,783,844
Other payables	406,824	1,553,904
Other current liabilities	(344,531)	162,528
Accrued pension liabilities	7,663	563
Other liabilities-others	16,356	155,679
Cash generated from operations	20,305,115	19,148,998
Interest received	114,926	113,741
Dividend received	64,208	39,557
Interest paid	(310,566)	(179,179)
Income tax paid	(751,502)	(81,501)
Net cash provided by operating activities	19,422,181	19,041,616

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2013 and 2012
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2013	2012
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(50,000)	$-
Proceeds from disposal of financial assets at fair value through profit or loss	39,634	-
Acquisition of available-for-sale financial assets	(70,684)	(565,683)
Proceeds from disposal of available-for-sale financial assets	781,079	1,529,953
Proceeds from maturity of held-to-maturity financial assets	-	13,524
Acquisition of financial assets measured at cost	(523,067)	(188,976)
Proceeds from disposal of financial assets measured at cost	84,059	510,286
Acquisition of investments accounted for under the equity method	(613)	(247,210)
Proceeds from disposal of investments accounted for under the equity method	-	90
Increase in prepayment for investments	(5,000)	(67,274)
Decrease in prepayment for investments	34,803	-
Proceeds from capital reduction and liquidation of investments	244,446	40,898
Acquisition of subsidiaries (net of cash acquired)	2,641,314	-
Net cash paid for disposal of subsidiaries	-	(12,711)
Acquisition of non-current assets held for sale	-	(313,171)
Acquisition of property, plant and equipment	(15,145,807)	(27,728,281)
Proceeds from disposal of property, plant and equipment	324,710	13,506
Increase in deposits-out	(107,617)	(662,040)
Decrease in deposits-out	164,137	466,879
Other receivables	-	(63,546)
Acquisition of intangible assets	(1,394,846)	(1,132,248)
Increase in other assets-others	(74,158)	(38,220)
Decrease in other assets-others	1,736	7,898
Net cash used in investing activities	(13,055,874)	(28,436,326)
Cash flows from financing activities:
Increase in short-term loans	6,943,820	7,121,128
Decrease in short-term loans	(8,228,164)	(10,125,638)
Proceeds from bonds issued	10,000,000	10,000,000
Bonds issuance costs	(12,010)	(8,810)
Redemption of bonds	(85,233)	-
Proceeds from long-term loans	1,650,337	10,313,558
Repayments of long-term loans	(4,499,569)	(7,822,872)
Increase in deposits-in	82,914	2,530
Decrease in deposits-in	(11,116)	(3,199)
Exercise of employee stock options	20,883	117,988
Treasury stock acquired	(2,245,445)	-
Proceeds from disposal of treasury stock	-	3,624
Acquisition of subsidiaries	(284,567)	-
Change in non-controlling interests	(1,689)	14,931
Net cash provided by financing activities	3,330,161	9,613,240
Effect of exchange rate changes on cash and cash equivalents	574,154	(351,550)
Net increase (decrease) in cash and cash equivalents	10,270,622	(133,020)
Cash and cash equivalents at beginning of period	42,592,725	49,070,128
Cash and cash equivalents at end of period	$52,863,347	$48,937,108

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$17,261,707	$28,730,189
Add: Effect of acquisition of subsidiaries	89,592	-
Add: Payable at beginning of period	5,382,395	8,517,694
Less: Payable at end of period	(7,587,887)	(9,519,602)
Cash paid	$15,145,807	$27,728,281

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in R.O.C. in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company (the Company are hereinafter referred to as “the Company”) for the six-month periods ended June 30, 2013 and 2012 were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on August 7, 2013.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)    Standards or interpretations issued, revised or amended, which are recognized by Financial Supervisory Commission (FSC), but not yet adopted by the Company  at the date of issuance of the Company’s financial statements, are listed below:

International Financial Reporting Standard 9, “Financial Instruments” (IFRS 9)

IFRS 9 which is divided in three distinct phases is designed by the International  Accounting Standards Board (IASB) to eventually replace International  Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (IAS 39) in its entirety.  The first phase relates to the classification and measurement of financial assets and liabilities that must be applied for annual periods beginning on or after January 1, 2015.  The IASB works on the remaining phases relate to impairment methodology and hedge accounting.  However companies adopting IFRSs, IASs, and Interpretations developed by the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC) as recognized by the FSC (collectively referred to as “TIFRS”) may not early adopt IFRS 9.  Adopting the first phase of IFRS 9 will have an impact on the classification and measurement of financial assets, but will not have an impact on classification and measurements of financial liabilities.  The impact of adopting the remaining two phases of IFRS 9 on the Company could not be determined at this stage.

(2)    Standards issued by IASB but not yet recognized by FSC

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards - Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
	Improvements to International Financial Reporting Standards (issued in 2010)	January 1, 2011
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2011
IFRS 3	Business Combinations	January 1, 2011
IFRS 7	Financial Instruments: Disclosures	January 1, 2011
IAS 1	Presentation of Financial Statements	January 1, 2011
IAS 34	Interim Financial Reporting	January 1, 2011
IFRIC 13	Customer Loyalty Programmes	January 1, 2011
IFRS 7	Financial Instruments: Disclosures- Transfers of Financial Assets	July 1, 2011
IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopter	July 1, 2011
IAS 12	Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	Government Loans	January 1, 2013
	Improvements to International Financial Reporting Standards (2009-2011 cycle):	January 1, 2013
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2013
IAS 1	Presentation of Financial Statements	January 1, 2013
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2013
IAS 34	Interim Financial Reporting	January 1, 2013
IAS 32	Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10, 12 & IAS 27	Investment Entities	January 1, 2014
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of derivatives and continuation of hedge accounting	January 1, 2014

The potential effects of adopting the standards or interpretations issued by IASB but not yet recognized by FSC on the Company’ financial statements in future periods are summarized as below:

IAS 34 “Interim Financial Reporting”

The amendment clarifies that if a user of an entity's interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report.  Furthermore the amendment requires additional disclosures of financial instruments and contingent liabilities/assets.  The amendment is effective for annual periods beginning on or after January 1, 2011.

IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures  and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding.  The amendment became effective for annual periods beginning on or after January 1, 2011.

IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognised in their entirety, but the entity has a continuing involvement in them, or financial assets are not derecognised in their entirety.  The amendment is effective for annual periods beginning on or after July 1, 2011.

IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaces the portion of IAS 27 that addresses the accounting for consolidated financial statements and SIC-12.  The changes introduced by TIFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model.  That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated.  The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 “Joint Arrangements”

IFRS 11 replaces IAS 31 and SIC-13.  The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for jointly controlled entities to use proportionate consolidation, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture, which then determines the accounting.  The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS.  The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13“Fair Value Measurement”

IFRS 13 primarily relates to defining fair value, setting out in a single IFRS a framework for measuring fair value and requiring disclosures about fair value measurements to reduce complexity and improve consistency in application when measuring fair value.  However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required.  The standard is effective for annual periods beginning on or after January 1, 2013.

IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer recognition of actuarial gains and losses (i.e., the corridor approach) has been removed.  Actuarial gains and losses are now recognized in Other Comprehensive Income as they occur.  (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense).  (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to a reasonably possible change in each significant actuarial assumption.  (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognised under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  The revised standard is effective for annual periods beginning on or after January 1, 2013.

IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.  The amendment became effective for annual periods beginning on or after January 1, 2011.

Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in Other Comprehensive Income.  Items that would be reclassified (or recycled) to profit or loss at a future point in time would be presented separately from items that will never be reclassified.  The amendment is effective for annual periods beginning on or after July 1, 2012.

IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments.  Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.  The amendment is effective for annual periods beginning on or after January 1, 2013.

IFRS 10 “Consolidated Financial Statements” (Amendment)

The Investment Entities amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidate them.  The amendments also set out disclosure requirements for investment entities.  The amendment is effective for annual periods beginning on or after January 1, 2014.

IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in measurement.  The amendment is effective for annual periods beginning on or after January 1, 2014.

IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of derivatives and continuation of hedge accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

The abovementioned standards and interpretations issued by IASB have not yet recognized by FSC at the date of issuance of the Company’s financial statements, the local effective dates are to be determined by FSC.  As the Company is still currently determining the potential impact of the standards and interpretations, it is not practicable to estimate their impact on the Company at this point in time.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)    Statement of Compliance

The Company’s financial statements as of and for the six-month periods ended June 30, 2013 and 2012 were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are recognized by FSC, and IAS 34 and TIFRS 1.

(2)    Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

(3)    General Description of Reporting Entities

a.   Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, and unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.  Total comprehensive income of subsidiaries is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

b.   The consolidated entities are as follows:

As of June 30, 2013 and December 31, 2012

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2013	December 31, 2012
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2013	December 31, 2012
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	-
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	-
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	-
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	74.69	-
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	8.79
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	21.77	-
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05	5.05
UNITRUTH	ALLIANCE	Design and manufacturing of LED	6.86	-
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	3.80

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2013	December 31, 2012
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
TLC	ALLIANCE	Design and manufacturing of LED	45.88	-
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	8.79
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	89.28	89.38
NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	72.04	72.04
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	48.53
NBI	WAVETEK	GaAs Foundry service	-	74.69
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2013	December 31, 2012
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	-
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	-
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Integrated circuit manufacturing	100.00	-
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	100.00	-
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	100.00	-

As of June 30, 2012 and January 1, 2012

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2012	January 1, 2012
UMC	UMC-USA	IC Sales	100.00	100.00
UMC	UME BV	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00
UMC	TLC	New business investment	100.00	100.00

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2012	January 1, 2012
UMC	NBI	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	100.00	100.00
UMC	UMCJ	Sales and manufacturing of integrated circuits	100.00	100.00
UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.16	44.16
FORTUNE	UNITRUTH	Investment holding	100.00	100.00
FORTUNE	TOPCELL	Sales and manufacturing of solar power cell	8.79	8.81
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05	5.05
UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	3.80	3.81
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	-
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
TLC	TOPCELL	Sales and manufacturing of solar power cell	8.79	8.81

TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	-

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2012	January 1, 2012
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00	100.00
NBI	TERA ENERGY	Energy Technical Services	100.00	100.00
NBI	EVERRICH	Solar engineering integrated design services	90.57	90.61
NBI	UNISTARS	High brightness LED packages	72.83	72.83
NBI	WAVETEK	GaAs Foundry service	72.16	72.16
NBI	TOPCELL	Sales and manufacturing of solar power cell	48.54	48.66
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	LED lighting manufacturing and sale	-	55.25
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	-	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA))	Investment holding	-	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	Sales and manufacturing of LED lighting	-	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00	100.00
EVERRICH	SMART ENERGY	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	-

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2012	January 1, 2012
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00

(4)    Business Combinations and Goodwill

Business combination are accounted for using the acquisition method.  The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at acquisition date fair value.  For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are accounted for as expenses in the periods in which the costs are incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or as a change to other comprehensive income.  If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the difference is recognised in gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.  Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purpose and not be larger than an operating segment before aggregation.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation.  Goodwill disposed of in these circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(5)    Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rate of exchange ruling at the reporting date.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.   Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.   Foreign  currency items within the scope of IAS 39 are accounted for based on the accounting policy for financial instruments.

c.   Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange  component of that gain or loss is recognized in other comprehensive income.  When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)    Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period.  The exchange differences arising on the translation are recognised in other comprehensive income.  On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognised in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognised.

On the partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that  foreign operation.  In partial disposal of an associate or jointly controlled entity that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)    Current and Non-current Distinction

An asset is classified as current when:

a.   The Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle; or

b.   the Company holds the asset primarily for the purpose of trading; or

c.   the Company expects to realize the asset within twelve months after the reporting period; or

d.   the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as a current when:

a.   The Company expects to settle the liability in normal operating cycle; or

b.   the Company holds the liability primarily for the purpose of trading; or

c.   the liability is due to be settled within twelve months after the reporting period; or

d.   the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.  Term of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(8)    Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less and re-purchase agreements.

Time deposits with maturity of three months or more which meets the criteria described above and are held for the purpose of meeting short-term cash commitments shall be classified as cash equivalents.

(9)    Financial Instruments

Financial assets  and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations,  financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investment not at fair value through profit or loss, directly attributable costs.

Financial Assets

a.   Classification and subsequent measurement

i.    Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instrument in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

If financial assets do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on balance sheet.

ii.   Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial  investments are subsequently measured at fair value.  Other than impairment losses and foreign exchange gains and losses arising from monetary financial assets which are recognized in profit or loss, subsequent measurement of available-for-sale financial assets are recognized in equity until the investment is derecognized in equity, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on balance sheet.

iii.  Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity, other than those that are designated as financial assets at fair value through profit or loss, classified as available-for-sale, or meet the definition of loans and receivables.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or transaction costs.  The effective interest method amortization is recognized in profit or loss.

iv.  Notes, Accounts and Other Receivables

Notes and accounts receivable are creditor’s rights as a result of a sale of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values.  After initial recognition, the notes, accounts and other receivables are subsequently measured at amortized cost using the effective interest method, less impairment.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original amount if the effect of discounting is immaterial.

b.   Derecognition of financial assets

A financial asset is derecognized when:

i.    The contractual rights to receive cash flows from the asset have expired.

ii.   The Company has transferred assets and substantially all the risks and rewards of the asset have been transferred.

iii. The Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or receivable including any cumulative gain or loss that had  been recognized in other comprehensive income is recognized in profit or loss.

If the transferred  asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income, is recognized in profit or loss.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

c.   Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off in the allowance account.

i.    Notes, Accounts and Other Receivables

The Company first assesses as of balance sheet date whether objective evidence of impairment  exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii    Other Financial Assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a set of financial assets.

Financial liabilities

a.   Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument  in accordance with the substance of the contractual arrangement and the definitions of a financial liability, and an equity instrument.

i.    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement of liabilities held for trading including interest paid are recognized in profit or loss.

If the financial liabilities at fair value through profit or loss do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial liabilities measured at cost on balance sheet and carried at cost as at the reporting date.

ii.   Financial liabilities carried at amortised cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings  that are subsequently measured using the effective interest rate method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.   Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(10)  Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(11)  Non-current Assets Held for Sale

Non-current assets are classified as held for sale if they are available for immediate sale in their present  condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to complete the sale within one year from the date of classification.  Non-current assets classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.  Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Impairment losses of non-current assets held for sale are recognized in the income statement in the current period for the excess of the carrying amounts over fair values less costs to sell.  Any subsequent  increase in fair value less cost to sell of an asset up to the cumulative impairment loss previously recognized in accordance with the IAS 36, “Impairment of Assets” (IAS 36) would be recognized as a gain.

(12)  Investments Accounted for Under the Equity Method

The Company’s investment in its associate is accounted for using the equity method other than those that meet the criteria to be classified as non-current assets held for sale.  An associate is an entity in which the Company has significant influence.

Equity method accounting is effective on the date an investor has an investment in an associate.  Any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities are accounted for as follows:

a.   Goodwill relating to an associate is included in the carrying amount of the investment.  Amortization of goodwill is not permitted.

b.   Any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is recognized as an income in the determination of the investor’s share of the associate’s profit or loss in the period in which the investment is acquired.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss of the associate.  The Company’s share of profit or loss of the associate is recognized in the Company’s profit or loss.  Distributions received from an associate reduce the carrying amount of the investment.  The Company’s share of any changes in the associate’s other comprehensive income is recognized directly in other comprehensive income of the Company.  After the interest in the associate is reduced to zero, additional losses are provided for, and a liability is recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.  Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The financial statements of the associate are prepared for the same reporting period as the Company.  Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.  Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of associate’s equity interest.  Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its shareholding percentage while maintaining its significant influence over that associate, and a proportionate share of the gain or loss previously recognised in other comprehensive income is reclassified to profit and loss.  Any remaining differences will be changed to additional paid-in capital.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired.  If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and recognizes the amount in profit or loss in the statement of comprehensive income.

The Company ceases  to use the equity method upon loss of significant influence over the associate, if the investment does not result in a subsidiary or joint venture as defined by IAS 31 “Interest In Joint Ventures”, it will be accounted for in accordance with IAS 39.  Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

(13)  Interest in a Joint Venture

The Company recognizes its interest in the joint venture using the equity method.  The financial statements of the joint venture are prepared for the same reporting period as the Company.  Adjustments are made where necessary to bring the accounting policies in line with those of  the Company.  Adjustments are made in the Company’s consolidated financial statements to eliminate the Company’s share of unrealized gains and losses on transactions between the Company and its joint ventures.

When losing joint control without obtaining control or significant influence, the Company ceases to use the equity method, and recognizes its remaining investment at its fair value in accordance with IAS 39.  Upon loss  of joint control, any difference between the carrying amount of the former joint controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognized in profit or loss.

(14)  Property, Plant and Equipment

Property, plant and equipment is stated at cost and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met.  Significant renewals, improvements and major inspections met criteria recognition are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized.  Maintenance and repairs are recognized in profit or loss as incurred.  Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated economic lives.  A significant part of an item of property, plant and equipment which has different useful life than the remainder of the item is depreciated separately.

The assets’ methods of depreciation, useful lives and residual values are reviewed at each fiscal year end and the differences resulted from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated economic lives of the assets are as follows:

Buildings	3～56 years
Machinery and equipment	3~11 years
Transportation equipment	4~7 years
Furniture and fixtures	2~20 years
Leasehold improvement	The shorter of lease terms or economic useful lives

(15)  Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level.  The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting  policies of the Company’s intangible assets is summarized as follows:

a.   Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable.  If an event occurs or circumstances change which indicates that the fair value of goodwill is impaired, an impairment loss is recognized.  Goodwill impairment cannot be reversed once recognized.

b.   Software is amortized over 1~6 years on a straight-line basis.

c.   Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability.  The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the economic life (1~10 years) on a straight-line basis.  Interest expenses from the related liability are recognized and calculated based on interest method.  Based on the timing of payments, the liability is classified as current and non-current.

d.   Others are mainly the intellectual property license fees and amortized over the shorter of contract term or estimated economic life (3 years) of the related technology on a straight-line basis.

(16)  Impairment of Non-financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the cash-generating unit (CGU) where the individual assets belong to.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use and is determined for an individual asset.  If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

A cash-generating unit, or groups of CGU, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment.  Where the carrying amount of an asset or CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the asset is considered impaired.  If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units).  Impairment losses relating to goodwill cannot be reversed in future periods.

Impairment loss of or reversal gain of impairment is recognized in other operating income and expenses.

(17)  Bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component.  Furthermore, UMC assesses if the economic characteristics and risks of the put and call options contained in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the rate of interest applied at that time by the market to instruments of comparable credit status.  The liability component is classified as a financial liability measured at amortized cost using the effective interest method before the instrument is converted or settled.  If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense.  For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies for an equity component.  The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.  Its carrying amount is not remeasured in the subsequent accounting periods.  If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums.  No gain or loss is recognized upon bond conversion.

In accordance with IAS 39, since the economic and risk characteristics of the embedded call or put option are not clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were recognized separately as financial assets or liabilities at fair value through profit or loss.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds become exchangeable.  In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a long-term liability if it meets the definition of a long-term liability in all other respects.

(18)  Post-Employment Benefits

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee’s  name in the Bank of Taiwan and hence, not associated with the Company.  Therefore, fund assets are not to be included in the Company’s financial statements.  Pension benefits for employees of the branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of  the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  Oversea subsidiaries and branches make contribution to the plan based on the specific percentage requirement of local regulations.  Post-employment benefit plan that is classified as a defined benefit plan uses the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions.  The Company recognizes all actuarial gains and losses in the periods which they occur in other comprehensive income, which then is immediately recognized in retained earnings.

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior fiscal year, adjusted and disclosed for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events.

(19)  Treasury Stock

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity.  Any difference between the carrying amount and the consideration is recognized in equity.

(20)  Share-Based Payment

The cost of equity-settled transactions between the Company and its employees is measured based on the fair value at the date on which they are granted.  The fair value of the equity instruments is determined by using an appropriate pricing model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled.  The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.  The income statement expense or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period and is recognised in profit or loss.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  This includes any award where non-vesting conditions within the control of either the entity or the employee are not met.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(21)  Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The recognition criteria and methods are described below:

Sales revenue

Revenue from sale of goods is recognized when all the following conditions have been satisfied:

a.   the significant risks and rewards of ownership of the goods have transferred to the buyer;

b.   neither continuing managerial involvement nor effective control over the goods sold have been retained;

c.   the amount of revenue can be measured reliably;

d.   it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.   the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales returns and discounts are estimated based on history of customer complaints, historical experiences and any other known factors that might significantly affect collectability and recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (include held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognised in profit or loss.

Dividends

Revenue is recognised when the Company’s right to receive the payment is established.

(22)  Income Tax

Income tax expense (profit) is the aggregate amount included in the determination of profit or loss for the period in respect of current income tax and deferred income tax.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.  Current income tax relating to items recognised directly in other comprehensive income or equity is recognised in other comprehensive income or equity and not in profit or loss.

The 10% income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by stockholders’ meeting.

Deferred income tax

Deferred income tax is a temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statement at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

a.   When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.   In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

a.   Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.   In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.  Deferred tax assets are reassessed at each reporting date and are recognized accordingly.

Deferred tax assets and liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(23)  Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings Per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources for estimating uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are discussed below.

(1)    The Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example the discounted cash flows model) or the market approach.  Changes in assumptions about these factors could affect the reported fair value of the financial instruments.  Please refer to Note 12 for more details.

(2)    Derivative Instruments

The embedded derivative features contained in exchangeable bonds are bifurcated and separately accounted for if the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to those of the host contracts.  Those bifurcated embedded derivatives are fair valued at the end of each reporting period by using the option pricing model with the changes in fair value included in earnings.  The valuation model uses the market-based observable inputs including share price, volatility, credit spread and swap rates.

(3)    Inventories

Inventories are valued at lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.  Please refer to Note 6.

(4)    Post-Employment Benefits

The cost of post-employment benefit pension plan and the present value of the pension obligation are determined using actuarial valuations.  An actuarial valuation involves making various assumptions.  These include the determination of the discount rate, future salary increases, mortality rates and future pension increases.  The assumptions used for measuring pension cost and the present value of the pension obligation are disclosed in Note 6.

(5)    Share-Based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 6.

(6)    Revenue Recognition-Sales Returns and Discounts

The Company estimates sales returns and allowance based on historical experience and other known factors at the time of sale, which reduces the sales revenue.

(7)    Impairment of Property, Plant and Equipment

Whenever there are events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place or at each reporting date, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU where the individual assets belong to.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use and is determined for an individual asset.  The fair value less costs to sell is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an arm’s length transaction between knowledge, willing parties, less costs for disposing of the asset.  The value-in-use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU.  Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, future cash flow generating capacity, physical output capacity, potential fluctuation of economic cycle in the industry and the Company’s operating situation.

(8)    Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses and unused tax credits and deductible temporary differences to the extent that it is probable that taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized.  The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences.  Please refer to Note 6 for more details on unrecognized deferred tax assets as of June 30, 2013.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)    CASH AND CASH EQUIVALENTS

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Cash
Cash on hand	$3,990	$3,971	$3,723	$4,470
Checking and savings accounts	15,574,078	10,656,261	10,807,735	13,795,814
Time deposits	28,545,446	27,347,736	30,501,175	31,737,840
Subtotal	44,123,514	38,007,968	41,312,633	45,538,124

Cash equivalents	8,739,833	4,584,757	7,624,475	3,532,004
Total	$52,863,347	$42,592,725	$48,937,108	$49,070,128

(2)    FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Designated financial assets at fair value through profit or loss
Convertible bonds	$78,880	$43,680	$185,660	$184,046
Preferred stocks	10,659	29,026	28,615	26,295
Subtotal	89,539	72,706	214,275	210,341

Financial assets held for trading
Listed stocks	240,518	256,685	211,855	202,081
Corporate bonds	398,681	399,309	403,073	403,220
Subtotal	639,199	655,994	614,928	605,301
Total	$728,738	$728,700	$829,203	$815,642

Current	$639,199	$655,994	$704,388	$695,931
Noncurrent	89,539	72,706	124,815	119,711
Total	$728,738	$728,700	$829,203	$815,642

(3)    ACCOUNTS RECEIVABLE, NET

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Accounts receivable	$20,187,270	$17,426,163	$19,480,657	$15,235,258
Less: allowance for sales returns and discounts	(324,817)	(592,043)	(253,622)	(165,000)
Less: allowance for doubtful accounts	(621,985)	(613,288)	(789,024)	(679,717)
Net	$19,240,468	$16,220,832	$18,438,011	$14,390,541

Aging analysis of account receivables:

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Neither past due nor impaired	$16,672,608	$13,713,487	$16,452,140	$12,382,985
Past due but not impaired:
≤ 30 days	2,067,067	2,185,203	1,585,451	1,277,971
31 to 60 days	324,370	129,133	167,138	406,722
61 to 90 days	41,502	70,481	33,576	129,561
91 to 120 days	23,865	6,274	5,504	129,020
> 120 days	111,056	116,254	194,202	64,282
Subtotal	2,567,860	2,507,345	1,985,871	2,007,556
Total	$19,240,468	$16,220,832	$18,438,011	$14,390,541

Movement on allowance for individual evaluation doubtful accounts:

	For the six-month periods ended June 30,
	2013	2012
Beginning balance	$613,288	$679,717
Charge for the period	8,697	109,307
Ending balance	$621,985	$789,024

The impairment losses assessed individually as of June 30, 2013 and 2012 were primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with the respect to those accounts receivable.

(4)    INVENTORIES, NET

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Raw materials	$2,257,739	$1,847,533	$2,411,562	$2,394,427
Supplies and spare parts	2,418,536	2,142,737	2,271,508	2,276,999
Work in process	9,304,291	9,369,975	8,410,060	7,789,462
Finished goods	2,336,217	2,567,077	2,393,817	3,212,117
Total	16,316,783	15,927,322	15,486,947	15,673,005
Less: allowance for inventory valuation losses	(1,986,537)	(2,903,612)	(1,766,073)	(2,969,299)
Net	$14,330,246	$13,023,710	$13,720,874	$12,703,706

a.   For the three-month periods ended June 30, 2013 and 2012, the Company recognized NT$25,107 million and NT$23,517 million for costs of inventories in expenses, of which NT$1,391 million and NT$261 million were related to gain recognized from the circumstances that caused the net realizable value of inventory to be lower than its cost.  For the six-month periods ended June 30, 2013 and 2012, the Company recognized NT$47,880 million and NT$45,277 million for costs of inventories in expenses, of which NT$967 million and NT$1,168 million were related to gain recognized from the circumstances that caused the net realizable value of inventory to be lower than its cost reversed.

b.   Inventories were not pledged.

(5)    AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Common stocks	$22,052,489	$23,682,805	$29,722,545	$28,277,121
Preferred stocks	228,600	165,300	196,800	181,200
Depositary receipts	307,537	299,908	18,745	37,400
Funds	124,379	158,604	72,990	73,606
Total	$22,713,005	$24,306,617	$30,011,080	$28,569,327

Current	$2,781,340	$4,330,880	$5,383,704	$5,124,780
Noncurrent	19,931,665	19,975,737	24,627,376	23,444,547
Total	$22,713,005	$24,306,617	$30,011,080	$28,569,327

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6)    FINANCIAL ASSETS MEASURED AT COST, NON-CURRENT

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Common stocks	$623,346	$622,729	$772,701	$774,480
Preferred stocks	2,666,570	2,160,749	1,925,521	1,898,071
Funds	405,374	378,640	386,355	381,407
Total	$3,695,290	$3,162,118	$3,084,577	$3,053,958

(7)    INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.   Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2013		December 31, 2012
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) ( Note A)	$89,499	2.31	$78,621	4.21

Unlisted companies
ASEPOWER I S.R.L (Note B)	-	75.00	-	75.00
MOS ART PACK CORP. (MAP) ( Note C)	238,373	72.98	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note D)	11,618	55.25	12,493	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) ( Note B)	717,718	50.00	688,008	50.00
WINAICO SOLAR PROJEKT 1 GMBH ( Note B)	45,046	50.00	45,647	50.00
ACHIEVE MADE INTERNATIONAL LTD.	127,825	49.38	147,207	49.38
LIST EARN ENTERPRISE INC.	9,817	49.00	9,616	49.00
MTIC HOLDINGS PTE. LTD.	183,293	45.44	189,012	45.44
YUNG LI INVESTMENTS, INC.	217,840	45.16	194,173	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,805,365	45.00	1,458,458	45.00
UNITED LED CORPORATION HONG KONG LIMITED	433,623	45.00	403,941	45.00

	As of
	June 30, 2013		December 31, 2012
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
WINAICO IMMOBILIEN GMBH (Note B)	$290,857	44.78	$-	-
UNITECH CAPITAL INC.	704,128	42.00	667,781	42.00
LTI REENERGY CO., LTD. (LTI) ( Note B)	4,492	40.00	4,264	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,155,382	36.49	2,609,733	36.49
UC FUND II	3,955	35.45	51,561	35.45
EXOJET TECHNOLOGY CORP.	91,999	33.10	94,999	33.10
CTC CAPITAL PARTNERS I, L.P.	138,327	31.40	124,492	31.40
UNIMICRON HOLDING LIMITED	677,576	21.93	651,845	21.93
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (Note E)	18,335	12.50	22,583	12.50
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	111,208	10.38	98,641	10.38
NEWENERGY HOLDING LIMITED (NEWENERGY) (Note F)	-	-	185,143	100.00
ALLIANCE OPTOTEK CORP. (ALLIANCE) (Note G)	-	-	16,547	47.99
BEST ELITE INTERNATIONAL LIMITED (Note H, I)	-	-	3,776,610	35.03
ECP VITA LTD. (Note J)	-	-	-	100.00
Subtotal	8,986,777		11,691,127
Total	$9,076,276		$11,769,748

	As of
	June 30, 2012		January 1, 2012
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE ( Note A)	$88,813	4.21	$87,483	4.25

Unlisted companies
ASEPOWER 1 S.R.L. (Note B)	-	75.00	-	-
MAP (Note C)	238,373	72.98	238,373	72.98
UNITED LIGHTING (Note D)	39,283	55.25	-	-
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	45,563	50.00	45,573	50.00
SHANDONG HUAHONG (Note B)	714,555	50.00	725,381	50.00
LIST EARN ENTERPRISE INC.	9,825	49.00	9,688	49.00
ALLIANCE (Note G)	64,421	47.99	77,545	47.99
MTIC HOLDINGS PTE. LTD.	210,099	46.49	214,918	46.49
ACHIEVE MADE INTERNATIONAL LTD.	159,840	45.66	42,910	44.06
YUNG LI INVESTMENTS, INC.	201,117	45.16	204,595	45.16
UNITED LED CORPORATION HONG KONG LIMITED	494,385	45.00	593,479	45.00
MEGA MISSION LIMITED PARTNERSHIP	1,356,958	45.00	1,298,748	45.00
UNITECH CAPITAL INC.	702,236	42.00	700,433	42.00
LTI (Note B)	2,325	40.00	2,918	40.00
HSUN CHIEH INVESTMENT CO., LTD.	2,830,152	36.49	2,734,699	36.49
UC FUND II	41,874	35.45	44,992	35.45
BEST ELITE INTERNATIONAL LIMITED (Note H, I)	3,503,620	35.03	3,141,108	34.90

	As of
	June 30, 2012		January 1, 2012
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
EXOJET TECHNOLOGY CORP.	$101,310	33.10	$103,277	33.40
SOLAR GATE TECHNOLOGY CO., LTD.	24,765	32.73	39,418	32.73
CTC CAPITAL PARTNERS I, L.P.	125,987	31.40	127,784	31.40
UNIMICRON HOLDING LIMITED	647,441	21.93	626,021	21.93
HIGH POWER LIGHTING CORP.	10,807	20.24	15,552	20.24
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (Note E)	28,473	12.50	26,102	12.50
TRANSLINK CAPITAL PARTNERS I, L.P. (Note E)	95,152	10.38	120,097	10.38
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note B)	-	-	4,080	49.00
Subtotal	11,645,561		11,137,691
Total	$11,734,374		$11,225,174

Note A: The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE will be lifted on September 23, 2013.  UMC accounted for CRYSTALWISE using equity method because UMC’s Chairman of the Board is also a key member of CRYSTALWISE’s management, and UMC has significant influence.

Note B: The Company uses the equity method to account for its investment in ASEPOWER 1 S.R.L., SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH, LTI, and SHENYANG U-LIGHTING, which are jointly controlled entities.

Note C: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2013.

Note D: On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2013.

Note E: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically, and therefore, the Company uses the equity method to account for these investees.

Note F: On August 22, 2012, NEWENERGY has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has been completed as of June 24, 2013.

Note G: The Company acquired additional shares of ALLIANCE on May 2, 2013.  The Company previously held 47.99% of ALLIANCE’s equity interest immediately before the business combination.  Therefore, the Company increased its cumulative ownership in Alliance to 74.51% and obtained controlling interest in Alliance after this acquisition.  Please refer to Note   6 (23) for further discussions on the business combination.

Note H: During March 2005, the Company received an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian).  The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite.  The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer.  Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance.  While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof unless the Company received approval from the Investment Commission.  In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years.  In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note I).  Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530).  With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006.  Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 23 million on the day of transfer, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note I:  On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite.  In June 2011, the Company filed an application on the 15.34% donated shares (in trust as described above) as well as 20.41% of the preferred shares of Best Elite based on the said stockholders’ offering.  Such purchase of 20.41% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite ordinary shares placed in trust.  Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership in Best Elite to 34.90%.  The Company accounts for its investment as a long term investment under the equity method in accordance with IAS 28 “Investment in Associates”.  The Company acquired additional 48.07% of Best Elite’s total outstanding shares on February 1, 2013 and consolidated Best Elite accordingly.  Please refer to Note 6 (23) for further discussions on the business combination.

Note J:  On December 21, 2012, ECP VITA LTD. filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has been completed as of February 18, 2013.

      The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$89 million, NT$79 million, NT$89 million, and NT$87 million, as of June 30, 2013, December 31, 2012, June 30, 2012, and January 1, 2012, respectively.  The fair value of these investments are NT$107 million, NT$95 million, NT$108 million, and NT$78 million, as of June 30, 2013, December 31, 2012, June 30, 2012, and January 1, 2012, respectively.

      Certain investments accounted for under the equity method were reviewed by the other independent accountants.  Share of investment income from these associates and joint ventures amounted to NT$(11) million, NT$31 million, NT$6 million and NT$51 million for the three-month and six-month periods ended June 30, 2013 and 2012, respectively.  Share of other comprehensive income from these associates and joint ventures amounted to NT$583 million, NT$(364) million, NT$602 million and NT$63 million for the three-month and six-month periods ended June 30, 2013 and 2012, respectively.  The balance of investments accounted for under the equity method were NT$4,537 million, NT$4,118 million, NT$4,390 million and NT$4,276 million as of June 30, 2013, December 31, 2012, June 30, 2012, and January 1, 2012, respectively.

      No investment accounted for using the equity method was pledged.

b.   The summarized financial information of the Company’s investments in associates are as follow:

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Total assets(100%)	$34,606,287	$42,617,913	$43,996,193	$42,239,957
Total liabilities(100%)	9,237,035	10,536,881	11,709,567	11,064,503

	For the three-month periods ended June 30,
	2013	2012
Revenue(100%)	$2,568,470	$3,807,427
Net income(100%)	398,726	3,788,782

	For the six-month periods ended June 30,
	2013	2012
Revenue(100%)	$5,271,292	$7,359,460
Net income(100%)	700,172	4,491,566

c.   UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2013 and 2012.

d.   The summarized financial information of the Company’s investments in joint ventures are as follow:

The Company uses the equity method to account for its investments in SHENYANG U-LIGHTING, SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER 1 S.R.L., SOCIALNEX ITALIA 1 S.R.L. and WINAICO IMMOBILIEN  GMBH, jointly controlled entities, since July 6, 2010, January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012, March 31, 2012, and March 31, 2013, respectively.  The Company ceases to use the equity method to account for its investments in SHENYANG U-LIGHTING and SOCIALNEX ITALIA 1 S.R.L. since June 19, 2012 and June 30, 2012, respectively.  The summarized financial information which the Company recognized is as follows:

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Current assets	$400,033	$279,550	$321,132	$324,274
Noncurrent assets	1,901,234	1,092,577	984,079	963,024
Current liabilities	475,365	107,044	128,372	131,176
Long-term liabilities	738,311	504,878	391,790	362,646
Equity	1,087,591	760,205	785,049	793,476

	For the three-month periods ended June 30,
	2013	2012
Revenues	$48,774	$51,565
Expenses	57,659	54,484

	For the six-month periods ended June 30,
	2013	2012
Revenues	$83,400	$65,172
Expenses	91,574	76,777

(8)    PROPERTY, PLANT AND EQUIPMENT

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Land	$2,579,470	$2,640,388	$2,712,908	$2,605,228
Buildings	14,376,367	12,597,260	14,779,593	15,379,227
Machinery and equipment	127,906,007	123,571,531	110,707,159	109,318,670
Transportation equipment	15,233	16,684	11,724	13,102
Furniture and fixtures	1,246,558	1,339,197	1,144,445	1,174,696
Leasehold improvement	1,148,142	1,278,589	1,407,917	635,815
Construction in progress and equipment awaiting inspection	17,552,891	18,500,156	30,706,175	12,734,824
Net	$164,824,668	$159,943,805	$161,469,921	$141,861,562

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,818,624	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,248,479
Additions	-	-	-	-	-	-	15,850,396	15,850,396
Acquisitions of subsidiaries	-	2,904,258	31,284,540	2,307	240,392	1,649	34,655	34,467,801
Disposals	(457)	(91,187)	(1,938,101)	(2,414)	(150,222)	(1,388)	(282,265)	(2,466,034)
Transfers	-	11,389	17,729,886	303	83,693	8,294	(16,571,833)	1,261,732
Exchange effect	(112,731)	236,459	3,316,639	312	(18,359)	1,427	21,782	3,445,529
As of June 30, 2013	$3,058,163	$33,512,365	$652,211,588	$68,335	$5,641,455	$1,763,106	$17,552,891	$713,807,903

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2012	$3,222,065	$31,742,456	$573,348,044	$65,705	$5,037,391	$836,313	$12,734,824	$626,986,798
Additions	-	-	-	-	-	-	27,238,848	27,238,848
Disposals	-	-	(358,259)	-	(19,100)	-	-	(377,359)
Disposals of subsidiaries	-	-	(38,961)	-	(2,733)	(811)	-	(42,505)
Transfers	135,246	76,044	17,772,861	313	147,206	910,118	(9,218,468)	9,823,320
Exchange effect	(51,217)	(383,299)	(2,274,811)	(228)	(20,694)	(545)	(49,029)	(2,779,823)
As of June 30, 2012	$3,306,094	$31,435,201	$588,448,874	$65,790	$5,142,070	$1,745,075	$30,706,175	$660,849,279

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,247,093	$51,143	$4,146,754	$474,535	$-	$501,304,674
Depreciation	-	600,521	17,973,298	1,961	200,904	139,263	-	18,915,947
Acquisitions of subsidiaries	-	605,715	27,318,572	2,049	215,117	456	-	28,141,909
Disposals	(211)	(89,144)	(1,905,327)	(2,242)	(148,870)	(617)	-	(2,146,411)
Exchange effect	(52,059)	164,720	2,671,945	191	(19,008)	1,327	-	2,767,116
As of June 30, 2013	$478,693	$19,135,998	$524,305,581	$53,102	$4,394,897	$614,964	$-	$548,983,235

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2012	$616,837	$16,363,229	$464,029,374	$52,603	$3,862,695	$200,498	$-	$485,125,236
Depreciation	-	583,736	15,969,268	1,618	166,722	137,517	-	16,858,861
Disposals	-	-	(354,234)	-	(18,600)	-	-	(372,834)
Disposals of subsidiaries	-	-	(24,933)	-	(2,204)	(330)	-	(27,467)
Impairment Loss	-	-	2,126	-	7,755	-	-	9,881
Transfers	-	-	(859)	-	859	-	-	-
Exchange effect	(23,651)	(291,357)	(1,879,027)	(155)	(19,602)	(527)	-	(2,214,319)
As of June 30, 2012	$593,186	$16,655,608	$477,741,715	$54,066	$3,997,625	$337,158	$-	$499,379,358

a.   The amounts of total interest expense before capitalization borrowing costs were NT$400 million and NT$347 million for the six-month periods ended June 30, 2013 and 2012, respectively.  Details of capitalized borrowing costs are as follows:

	For the six-month periods ended June 30,
	2013	2012
Land	$-	$143
Buildings	18,209	759
Machinery and equipment	89,068	147,686
Furniture and fixtures	-	12
Total interest capitalized	$107,277	$148,600

Interest rates applied	0.19%~2.28%	0.17%~2.29%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral.

c.   On March 29, 2013, the Board of Directors of UMC Japan, resolved to dispose its land and buildings.  The Company is in contact with a potential buyer and negotiating the terms.

(9)    INTANGIBLE ASSETS

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Goodwill	$50,863	$50,863	$50,863	$50,863
Software	227,677	200,790	241,469	150,466
Patents and royalty fees	3,603,313	1,894,111	2,023,711	730,030
Others	842,876	652,395	557,117	552,422
Net	$4,724,729	$2,798,159	$2,873,160	$1,483,781

Cost:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	-	490	1,824,218	400,950	2,225,658
Disposals	-	(99,093)	-	(372,180)	(471,273)
Reclassification	-	58,462	20,114	-	78,576
Acquisitions of subsidiaries	-	172,267	13,639	61,700	247,606
Exchange effect	-	(3,518)	2,099	(122)	(1,541)
As of June 30, 2013	$50,863	$600,595	$4,158,597	$1,523,847	$6,333,902

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2012	$50,863	$355,029	$964,583	$1,186,389	$2,556,864
Additions	-	324	1,344,681	189,489	1,534,494
Disposals	-	(19,039)	-	(135,196)	(154,235)
Reclassification	-	146,099	-	-	146,099
Disposals of subsidiaries	-	(3,641)	-	-	(3,641)
Exchange effect	-	(4,795)	(3,303)	(57)	(8,155)
As of June 30, 2012	$50,863	$473,977	$2,305,961	$1,240,625	$4,071,426

Accumulated amortization and impairment:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$-	$271,197	$404,416	$781,104	$1,456,717
Amortization	-	69,052	145,581	185,407	400,040
Disposals	-	(99,082)	-	(372,180)	(471,262)
Reclassification	-	-	-	86,759	86,759
Acquisitions of subsidiaries	-	136,135	4,356	-	140,491
Exchange effect	-	(4,384)	931	(119)	(3,572)
As of June 30, 2013	$-	$372,918	$555,284	$680,971	$1,609,173

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2012	$-	$204,563	$234,553	$633,967	$1,073,083
Amortization	-	54,507	48,451	184,764	287,722
Disposals	-	(19,039)	-	(135,196)	(154,235)
Disposals of subsidiaries	-	(3,178)	-	-	(3,178)
Exchange effect	-	(4,345)	(754)	(27)	(5,126)
As of June 30, 2012	$-	$232,508	$282,250	$683,508	$1,198,266

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2013	2012
Operating Cost	$100,493	$43,558
Operating Expense	$152,200	$110,395

	For the six-month periods ended June 30,
	2013	2012
Operating Cost	$184,374	$84,262
Operating Expense	$215,666	$203,460

The carrying amounts of significant technology license fees and royalty fees obtained by the Company were NT$2,840 million, NT$1,277 million and NT$1,345 million as of June 30, 2013, December 31, 2012 and June 30, 2012, respectively.  The remaining amortization periods were 9~10 years, 10 years and 10 years, respectively.

(10)  SHORT TERM LOANS

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Unsecured bank loans	$4,591,402	$5,772,615	$6,339,366	$9,411,877

	For the six-month periods ended June 30,
	2013	2012
Interest rates applied	0.82%~4.38%	0.69%~2.82%

The Company’s unused short-term lines of credits amounted to NT$17,628 million, NT$18,293 million, NT$17,916 million and NT$19,609 million as of June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012, respectively.

(11)  FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Derivatives embedded in exchangeable bonds	$277,264	$767,605	$724,298	$741,531

(12)  BONDS PAYABLE

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Unsecured convertible bonds payable	$12,192,996	$12,278,461	$12,420,903	$12,420,903
Unsecured exchangeable bonds payable	3,822,118	4,651,323	6,046,298	6,125,110
Unsecured domestic bonds payable	20,000,000	10,000,000	10,000,000	-
Less: Discounts on bonds payable	(526,918)	(705,431)	(982,796)	(1,141,225)
Total	35,488,196	26,224,353	27,484,405	17,404,788
Less: Current or exchangeable portion due within one year	(15,510,628)	(4,292,160)	(5,463,833)	(5,420,384)
Net	$19,977,568	$21,932,193	$22,020,572	$11,984,404

A.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NT$45.0059 per share on June 30, 2013.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD 91.1045 per share on June 30, 2013.

e.   Exchange of the Bonds

As of June 30, 2013 and 2012, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million and US$0 into Novatek shares.  Gains arising from the exercise of exchange rights during the three-month periods and six-month periods ended June 30, 2013 and 2012 amounted NT$209 million, NT$0, NT$1,137 million and NT$0 were recognized as other gains and losses.

f.    Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a    Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD 3.3402 per ADS on June 30, 2013.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.  In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.   In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.   Repayments  of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2013	$96,651
2014	3,725,467
2016	12,192,996
2017	7,500,000
2018 and thereafter	12,500,000
Total	$36,015,114

(13)  LONG TERM LOAN

a.   Details of long-term loans as of June 30, 2013 and December 31, 2012 are as follows:

	As of
Lenders	June 30, 2013	December 31, 2012	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$-	$233,333	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,167,693	1,347,338	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid by 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	387,500	542,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.

	As of
Lenders	June 30, 2013	December 31, 2012	Redemption
Secured Long-Term Loan from First Commercial Bank (2)	$150,000	$175,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	739,764	924,705	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	124,190	58,853	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid by 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank	140,235	149,000	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid by 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others (1)	-	1,385,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others (2)	1,385,000	-	Repayable semiannually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	600,000	750,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.

	As of
Lenders	June 30, 2013	December 31, 2012	Redemption
Unsecured Long-Term Loan from Bank of Taiwan	$600,000	$400,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	3,076,923	3,692,308	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	-	12,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	-	50,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	300,000	300,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,000,000	2,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	300,000	300,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	11,971,305	14,820,537
Less: Administrative expenses from syndicated loans	(5,366)	(3,071)
Less: Current portion	(3,405,928)	(4,594,846)
Total	$8,560,011	$10,222,620

	For the six-month period ended June 30, 2013
Interest Rates	1.25%~2.51%

b.   Details of long-term loans as of June 30, 2012 and January 1, 2012 are as follows:

	As of
Lender	June 30, 2012	January 1, 2012	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$350,000	$466,667	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,437,160	1,437,160	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid by 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	542,500	620,000	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	200,000	200,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	986,352	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,077,500	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	900,000	1,050,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.

b.   Details of long-term loans as of June 30, 2012 and January 1, 2012 are as follows:

	As of
Lender	June 30, 2012	January 1, 2012	Redemption
Unsecured Long-Term Loan from Mega International Commercial Bank	$4,000,000	$1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	37,500	62,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	100,000	150,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,500,000	1,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	500,000	Settlement due on December 29, 2016 and interest is paid monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank	60,000	-	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid by 17 quarterly payments with interest payments due monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	14,191,012	11,700,327
Less: Administrative expenses from syndicated loans	(5,374)	(7,678)
Less: Current portion	(3,703,495)	(2,581,667)
Total	$10,482,143	$9,110,982

	For the six-month period ended June 30, 2012
Interest Rates	1.24%~2.37%

Note A:  UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016.  As of June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012, the unused line of credit was NT$1.5 billion, NT$0, NT$1 billion and NT$1 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016.  As of June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012, the unused line of credit was NT$2 billion, NT$2 billion, NT$2 billion and NT$2.5 billion, respectively.

c.   The long-term loans of the Company will be repaid by installments with the last payment on December 24, 2017.  Repayments in the coming years are as follows:

	As of
Long-Term Loans repayable (Year)	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
2012	$-	$-	$1,657,476	$2,581,667
2013	1,602,964	4,594,846	4,433,069	3,474,933
2014	3,005,927	2,990,554	2,955,765	1,994,100
2015	2,918,261	2,323,887	2,205,765	1,244,100
2016	3,896,375	4,450,001	2,931,879	2,405,527
2017	547,778	461,249	7,085	-
Total	$11,971,305	$14,820,537	$14,191,012	$11,700,327

d.   Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14)  POST-EMPLOYMENT BENEFITS

a.   Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to be applied the relevant pension rules under the Labor Standards Law of the R.O.C., or to be applied to the pension rules and maintain the seniority achieved under the Labor Standards Act.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have made monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, total of NT$137 million, NT$126 million, NT$271 million and NT$250 million were contributed by the Company for the three-month periods and six-month periods ended June 30, 2013 and 2012, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the  three-month periods and six-month periods ended June 30, 2013 and 2012, the Company made total contributions of NT$103 million, NT$49 million, NT$181 million and NT$96 million, respectively.

b.   Defined benefit plan

The employee pension plan mandated by the Labor Standard Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year.  The total units shall not exceed 45 units.  Under the Labor Standards Act, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee.  The Company made total contributions of NT$27 million, NT$43 million, NT$71 million and NT$84 million for the three-month periods and six-month periods ended June 30, 2013 and 2012, respectively.

c.   Please refer to the Company’s consolidated financial statements for the three-month periods ended March 31, 2013 and 2012 for the disclosure of defined benefit plan for the year ended December 31, 2012.

(15)  EQUITY

a.   Capital Stock:

i.    UMC had 26,000 million common shares and 26,000 million common shares authorized to be issued as of June 30, 2012 and January 1, 2012, respectively, and 12,938 million shares and 13,084 million shares were issued as of June 30, 2012 and January 1, 2012,  respectively, each at a par value of NT$10.

ii.   UMC had issued 229 million ADSs and 230 million ADSs, which were traded on the NYSE as of June 30, 2012 and January 1, 2012, respectively.  The total number of common shares of UMC represented by all issued ADSs were 1,147 million shares and 1,148 million shares as of June 30, 2012 and January 1, 2012, respectively.  One ADS represents five common shares.

iii.  On March 14, 2012, the Company cancelled 158 million shares of treasury stock, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

iv.  Among the employee stock options issued by UMC on June 19, 2009, 11 million options were exercised during the six-month period ended June 30, 2012.  The issuance process was completed through the authority as of June 30, 2012.

v.   UMC had 26,000 million common shares and 26,000 million common shares authorized to be issued as of June 30, 2013 and December 31, 2012, respectively, and 12,654 million shares and 12,952 million shares were issued as of June 30, 2013 and December 31, 2012,  respectively, each at a par value of NT$10.

vi.  UMC had issued 225 million ADSs and 230 million ADSs, which were traded on the NYSE as of June 30, 2013 and December 31, 2012, respectively.  The total number of common shares of UMC represented by all issued ADSs were 1,125 million shares and 1,148 million shares as of June 30, 2013 and December 31, 2012, respectively.  One ADS represents five common shares.

vii. On April 24, 2013, UMC cancelled 300 million shares of treasury stock, which were repurchased during the periods from February 4 to March 22, 2010, for the purpose of transferring to employees.

viii. Among the employee stock options issued by UMC on June 19, 2009, 2 million options were exercised during the six-month period ended June 30, 2013. The issuance process was completed through the authority as of June 30, 2013.

b.   Treasury stock:

i.    The Company carried out treasury stock program, and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the six-month periods ended June 30, 2013 and 2012 are as follows:

For the six-month period ended June 30, 2013

(In thousands of shares)

Purpose	As of January 1, 2013	Increase	Decrease	As of June 30, 2013
For transfer to employees	300,000	200,000	300,000	200,000

For the six-month period ended June 30, 2012

(In thousands of shares)

Purpose	As of January 1, 2012	Increase	Decrease	As of June 30, 2012
For transfer to employees	457,934	-	157,934	300,000

ii.   According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2013 and 2012, were 1,265 million shares and 1,294 million shares, while the ceiling amounts were NT$72,054 million and NT$68,707 million, respectively.

iii.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.  As of June 30, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.50 per share.  The closing price on June 30, 2013 was NT$14.50.

As of June 30, 2012, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.90 per share.  The closing price on June 30, 2012 was NT$12.90.

c.   Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed  in the following order:

i.    Payment of all taxes and dues;

ii.   Offset prior years’ operation losses;

iii.  Set aside 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.  Set aside or reverse  special reserve in accordance with relevant laws or regulations, and

v.   Set aside 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.  After deducting  items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii. The distribution  of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

According to the regulation of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimated the amounts of the employee bonuses and remunerations to director for the six-month periods ended June 30, 2013 and 2012.  The Board of Directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average.  The estimated employee bonus and remunerations to directors are recognized in the profit or loss for the current period.  If the board subsequently modified the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss for the current period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss of the subsequent year.  Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date and considered the impacts of ex-right/ex-dividend.  Information on the above mentioned employees bonuses and remuneration to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2012 and 2011 were approved through the stockholders’ meeting held on June 11, 2013 and June 12, 2012, respectively.  The details of distribution are as follows:

	2012	2011
Cash Dividend	NT$0.40 per share	NT$0.50 per share
Employee bonus – Cash (in thousand NT$)	1,040,179	1,618,217
Directors’ remuneration (in thousand NT$)	6,950	9,303

The aforementioned 2012 and 2011 employee bonuses and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 13, 2013 and March 14, 2012.

The aforementioned cash dividend for 2012 was adjusted to NT$0.40639654 per share due to the decrease in outstanding common stock as a result of newly issued shares to settle employee stock options exercised and the outstanding shares that the Company bought back from the market. The distribution was approved through the Board of Directors’ meeting held on June 19, 2013.

The aforementioned cash dividend for 2011 was adjusted to NT$0.49980232 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on June 20, 2012.

d.   Non-controlling interests:

	For the six-month periods ended June 30,
	2013	2012
Balance as of January 1	$2,571,139	$4,387,876
Attributable to non-controlling interests:
Net loss	(252,838)	(537,998)
Other comprehensive income	17,933	(4,908)
Acquisition of subsidiaries	(533,904)	16,140
Increase (Decrease) in non-controlling interests	2,862,881	(31,823)
Balance as of June 30	$4,665,211	$3,829,287

(16)  EMPLOYEE STOCK OPTIONS

On December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NT$) (Note)
January 4, 2006	39,290	-	-	$23.17
May 22, 2006	42,058	-	-	$25.19
August 24, 2006	28,140	-	-	$24.09
December 13, 2007	500,000	330,684	330,684	$18.03
June 19, 2009	300,000	129,394	129,394	$10.40
Total	909,488	460,078	460,078

Note:  The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  The number of shares that each stock option granted after August 7, 2007 remains to be 1.

a.   A summary of the Company’s stock option plan and related information for the six-month periods ended June 30, 2013 and 2012 is as follows:

	For the six-month periods ended June 30,
	2013			2012
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)		Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	465,006	465,006	$15.86	560,526	l	547,724	$16.09
Exercised	(2,008)	(2,008)	$10.40	(11,345)	l	(11,345)	$10.40
Forfeited	(2,920)	(2,920)	$15.55	(8,749)	l	(8,490)	$16.35
Expired	-	-	$-	(30,963)		(21,586)	$24.37
Outstanding at end of period	460,078	460,078	$15.88	509,469		506,303	$15.86

Exercisable at end of period	449,088	449,088	$15.92	435,799		432,786	$16.67

b.   The information on the Company’s outstanding stock options as of June 30, 2013 is as follows:

			Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)		Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
l 2007.10.09	$18.03	l	330,684	330,684	0.45	$18.03	325,038	325,038	$18.03
l 2009.05.12	$10.40		129,394	129,394	1.97	$10.40	124,050	124,050	$10.40
			460,078	460,078	0.88	$15.88	449,088	449,088	$15.92

The weighted-average share price at the date of exercise of employee stock options for the six-month periods ended June 30, 2013 and 2012 were NT$11.42 and NT$14.75, respectively.

c.   The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to TIFRS (January 1, 2012), and there has not been any modification to the stock option plan.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan is calculated based on fair value.  The compensation expenses for the three-month periods and six-month periods ended June 30, 2013 and 2012 were NT$19 million, NT$30 million, NT$30 million and NT$55 million, respectively.

The fair value of the options outstanding as of June 30, 2013 and 2012 were estimated at the date  of grant  using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors for the adoption of TIFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will profit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the change in expected forfeiture rates, with the effects recognized in the current period.

(17)  OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2013			2012
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,220,094	$1,307,993	$4,528,087	$3,161,101	$1,223,268	$4,384,369
Labor and health insurance	178,102	70,474	248,576	193,301	63,719	257,020
Pension	202,464	63,678	266,142	165,705	52,664	218,369
Other personnel expenses	43,156	13,079	56,235	34,256	9,666	43,922
Depreciation	8,906,332	536,065	9,442,397	7,933,537	603,120	8,536,657
Amortization	123,860	159,401	283,261	52,519	116,382	168,901

	For the six-month periods ended June 30,
	2013			2012
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$6,224,977	$2,520,439	$8,745,416	$6,075,168	$2,369,973	$8,445,141
Labor and health insurance	349,880	146,067	495,947	384,521	128,642	513,163
Pension	383,978	139,077	523,055	326,396	103,318	429,714
Other personnel expenses	80,585	32,649	113,234	64,450	18,481	82,931
Depreciation	17,831,557	1,048,531	18,880,088	15,627,321	1,218,769	16,846,090
Amortization	223,889	228,692	452,581	102,341	215,203	317,544

(18)  NET OTHER OPERATING INCOME AND EXPENSES

	For the three-month periods ended June 30,
	2013	2012
Net rental income (loss) from property	$(7,824)	$21,877
Gain (Loss) on disposal of property, plant and equipment	20,666	(7,860)
Impairment loss on property, plant and equipment	-	(9,881)
Other	(23,970)	-
Total	$(11,128)	$4,146

	For the six-month periods ended June 30,
	2013	2012
Net rental income (loss) from property	$(12,605)	$45,684
Gain (Loss) on disposal of property, plant and equipment	5,343	2,694
Impairment loss on property, plant and equipment	-	(9,881)
Other	(23,970)	-
Total	$(31,232)	$38,497

(19)  NON-OPERATING INCOME AND EXPENSES

a.   Other income

	For the three-month periods ended June 30,
	2013	2012
Interest income
Bank deposits	$63,332	$49,883
Others	9,870	8,213
Dividend income	63,322	39,557
Total	$136,524	$97,653

	For the six-month periods ended June 30,
	2013	2012
Interest income
Bank deposits	$108,292	$104,440
Others	18,888	13,563
Dividend income	64,208	39,557
Total	$191,388	$157,560

b.   Other gains and losses

	For the three-month periods ended June 30,
	2013	2012
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets and liabilities at fair value through profit or loss	$4,728	$-
Financial assets and liabilities held for trading	-	-
Embedded derivative financial liabilities	9,002	120,220
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets and liabilities at fair value through profit or loss	-	(1,267)
Financial assets and liabilities held for trading	(7,214)	(24,573)
Embedded derivative financial liabilities	-	-
Impairment Loss
Available-for-sale financial assets, noncurrent	(223,087)	(67,876)
Investments accounted for under the equity method	-	(32,108)
Gain on disposal of investments	671,019	400,874
Other gains	92,812	80,655
Other losses	(5,475)	(2,665)
Total	$541,785	$473,260

	For the six-month periods ended June 30,
	2013	2012
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets and liabilities at fair value through profit or loss	$5,639	$5,431
Financial assets and liabilities held for trading	-	22,783
Embedded derivative financial liabilities	7,148	1,154
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities held for trading	(14,874)	-
Embedded derivative financial liabilities	-	-
Impairment Loss
Available-for-sale financial assets, noncurrent	(386,191)	(119,981)
Investments accounted for under the equity method	-	(32,108)
Gain on disposal of investments	704,135	1,223,819
Other gains	271,837	232,888
Other losses	(48,549)	(5,279)
Total	$539,145	$1,328,707

c.   Finance costs

	For the three-month periods ended June 30,
	2013	2012
Interest expenses
Bonds payable	$98,531	$35,966
Bank Loans	57,948	64,210
Other	334	(449)
Financial expenses	22,819	6,439
Total	$179,632	$106,166

	For the six-month periods ended June 30,
	2013	2012
Interest expenses
Bonds payable	$166,930	$71,066
Bank Loans	125,144	126,475
Other	372	394
Financial expenses	49,530	27,758
Total	$341,976	$225,693

(20)  COMPONENTS OF OTHER COMPREHENSIVE INCOME

	For the three-month period ended June 30, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income, before tax	Income tax expense (profit)	Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	$368,503	$-	$368,503	$12,952	$381,455
Unrealized gain or loss on available-for-sale financial assets	(163,238)	(453,505)	(616,743)	1,038	(615,705)
Share of other comprehensive income of associates and joint ventures accounted for under the equity method	589,048	-	589,048	(4,621)	584,427
Total other comprehensive income	$794,313	$(453,505)	$340,808	$9,369	$350,177

	For the three-month period ended June 30, 2012
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income, before tax	Income tax expense (profit)	Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	$956,987	$-	$956,987	$-	$956,987
Unrealized gain or loss on available-for-sale financial assets	(1,351,164)	(398,914)	(1,750,078)	1,616	(1,748,462)
Share of other comprehensive income of associates and joint ventures accounted for under the equity method	(299,444)	-	(299,444)	1,451	(297,993)
Total other comprehensive income	$(693,621)	$(398,914)	$(1,092,535)	$3,067	$(1,089,468)

	For the six-month period ended June 30, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income, before tax	Income tax expense (profit)	Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	$1,790,075	$-	$1,790,075	$32,482	$1,822,557
Unrealized gain or loss on available-for-sale financial assets	654,657	(1,315,978)	(661,321)	(827)	(662,148)
Share of other comprehensive income of associates and joint ventures accounted for under the equity method	759,154	-	759,154	(27,323)	731,831
Total other comprehensive income	$3,203,886	$(1,315,978)	$1,887,908	$4,332	$1,892,240

	For the six-month period ended June 30, 2012
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income, before tax	Income tax expense (profit)	Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	$(1,035,281)	$-	$(1,035,281)	$-	$(1,035,281)
Unrealized gain or loss on available-for-sale financial assets	2,524,853	(855,120)	1,669,733	(38)	1,669,695
Share of other comprehensive income of associates and joint ventures accounted for under the equity method	270	-	270	5,516	5,786
Total other comprehensive income	$1,489,842	$(855,120)	$634,722	$5,478	$640,200

(21)  INCOME TAX

a.   The major components of income tax expense for the three-month periods and six-month periods ended June 30, 2013 and 2012, are as follow:

i.    Income tax recorded in profit or loss

	For the three-month periods ended June 30,
	2013	2012
Current income tax expense (benefit):
Current income tax charge	$26,095	$184,946
Adjustments in respect of current income tax of prior periods	63,098	(6,834)
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	390,221	236,409
Adjustment of prior year’s deferred income tax	(233,065)	(1)
Deferred tax expense arising from write-down (reversal of write-down) of deferred tax asset	(204,348)	70,171
Total Income tax expense	$42,001	$484,691

	For the six-month periods ended June 30,
	2013	2012
Current income tax expense (benefit):
Current income tax charge	$204,702	$321,346
Adjustments in respect of current income tax of prior periods	62,533	(6,708)
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	640,239	582,365
Adjustment of prior year’s deferred income tax	(222,075)	1
Deferred tax expense arising from write-down (reversal of write-down) of deferred tax asset	485,603	(205,692)
Total Income tax expense	$1,171,002	$691,312

ii.   Income tax relating to components of other comprehensive income

	For the three-month periods ended June 30,
	2013	2012
Exchange differences on translation of foreign operations	$12,952	$-
Unrealized gain on available-for-sale financial assets	1,038	1,616
Share of other comprehensive income of associates and joint ventures accounted for under the equity method	(4,621)	1,451
Income tax relating to components of other comprehensive income	$9,369	$3,067

	For the six-month periods ended June 30,
	2013	2012
Exchange differences on translation of foreign operations	$32,482	$-
Unrealized gain on available-for-sale financial assets	(827)	(38)
Share of other comprehensive income of associates and joint ventures accounted for under the equity method	(27,323)	5,516
Income tax relating to components of other comprehensive income	$4,332	$5,478

iii.  Deferred income tax expense charged directly to equity

	For the three-month periods ended June 30,
	2013	2012
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$-	$-
Adjustment of net assets of investee accounted for under the equity method	(781)	(3)
Income tax relating to equity	$(781)	$(3)

	For the six-month periods ended June 30,
	2013	2012
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$(693)	$-
Adjustment of net assets of investee accounted for under the equity method	(781)	-
Income tax relating to equity	$(1,474)	$-

b.   A reconciliation between tax expense and the product of accounting profit multiplied by UMC’s applicable tax rate is as follows:

	For the six-month periods ended June 30,
	2013	2012
Accounting profit before tax from continuing operations	$9,322,869	$4,098,731
At UMC’s statutory income tax rate of 17%	1,584,888	696,784
Adjustments in respect of current income tax of prior periods	62,536	(6,307)
Tax effect of deferred tax assets/liabilities	973,311	(88,004)
Tax effect of non-deductible expenses:
Tax exempt income	(111,523)	(17,533)
Investment gain-domestic	(1,691,360)	(251,483)
Dividend income	(8,249)	(6,725)
Other non-deductible expenses	247,653	262,785
Basic tax	101,519	149,281
Effect of different tax rates applicable to UMC and its subsidiaries	(14,409)	(46,386)
Others	26,636	(1,100)
Total income tax expenses recorded in profit or loss	$1,171,002	$691,312

c.   Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30, 2013		As of December 31, 2012
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$1,360,250		$1,875,168
Depreciation	$2,743,310	415,801	$25,160	8,248
Loss carry-forward	49,229	7,417	22,783	2,889
Pension	4,225,275	718,297	4,218,265	717,105
Allowance for sales returns and discounts	220,476	37,481	543,101	92,327
Allowance for inventory valuation losses	1,483,257	247,991	1,929,123	327,951
Investment loss	1,136,019	193,123	1,793,866	304,957
Others	55,209	18,685	119,591	25,937
Total deferred income tax assets		2,999,045		3,354,582

Deferred income tax liabilities
Unrealized exchange gain	(1,501,627)	(255,277)	(1,610,646)	(273,810)
Depreciation	(6,985,779)	(1,187,582)	(5,783,132)	(983,133)
Investment gain	(1,249,991)	(212,498)	(1,685,567)	(286,546)
Convertible bond option	(328,710)	(55,881)	(435,778)	(70,931)
Others	(4,064,059)	(608,406)	(184,929)	(27,785)
Total deferred income tax liabilities		(2,319,644)		(1,642,205)
Total net deferred income tax assets (liabilities)		$679,401		$1,712,377

	As of June 30, 2012		As of January 1, 2012
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$2,546,860		$2,402,503
Depreciation	$24,380	8,304	$44,861	12,103
Loss carry-forward	8,265	1,633	29,767	5,308
Pension	3,731,517	634,358	3,723,028	632,915
Allowance for sales returns and discounts	203,870	34,658	121,147	20,595
Allowance for inventory valuation losses	1,027,879	174,739	1,220,211	207,436
Investment loss	1,841,277	313,017	1,924,740	327,206
Others	77,560	24,472	150,302	41,525
Total deferred income tax assets		3,738,041		3,649,591

Deferred income tax liabilities
Unrealized exchange gain	(1,609,689)	(273,647)	(1,529,494)	(260,016)
Depreciation	(2,465,617)	(419,163)	-	-
Investment gain	(157,118)	(26,710)	(176,335)	(29,977)
Convertible bond option	(456,604)	(77,623)	(515,348)	(87,609)
Others	(296,339)	(43,552)	(265,285)	(38,175)
Total deferred income tax liabilities		(840,695)		(415,777)
Total net deferred income tax assets (liabilities)		$2,897,346		$3,233,814

d.   Movement of deferred tax

	For the six-month periods ended June 30,
	2013	2012
Beginning balance	$1,712,377	$3,233,814
Increase form business acquisition	(132,264)	-
Disposal of subsidiaries	-	(2,095)
Amounts recognised in profit or loss during the period	(903,767)	(340,887)
Amounts recognised in other comprehensive income	4,332	5,478
Amounts recognised in equity	1,474	-
Exchange adjustments	(2,751)	1,036
Ending balance	$679,401	$2,897,346

e.   UMC’s income tax returns for all the fiscal years up to 2010 have been assessed and approved by the R.O.C. Tax Authority.

f.    UMC was granted several five-year income tax exemption periods with respect to income derived from the expansion of operations.  The income tax exemption periods will expire on December 31, 2015.

g.   The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.  The Company’s unused investment tax credits were as follows:

As of June 30, 2013

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2013	$1,896,140	$1,692,548
2014	2,146,004	2,146,004
2015	357,728	357,728
	$4,399,872	$4,196,280

As of December 31, 2012

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2013	$1,890,302	$1,889,355
2014	2,146,028	2,146,028
2015	304,011	304,011
	$4,340,341	$4,339,394

As of June 30, 2012

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2012	$1,971,351	$1,458,679
2013	1,900,621	1,900,621
2014	2,146,028	2,145,081
2015	304,004	304,004
	$6,322,004	$5,808,385

As of January 1, 2012

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2012	$1,974,696	$1,974,696
2013	1,915,663	1,915,614
2014	2,144,587	2,144,587
2015	263,971	263,971
	$6,298,917	$6,298,868

h.   The unutilized accumulated losses for the Company were as follows:

As of June 30, 2013

Expiration Year	Accumulated loss	Unutilized accumulated loss
2013	$1,068,993	$1,068,993
2014	160,575	160,575
2015	149,827	149,827
2016	60,750	60,750
2017	1,370,160	1,370,160
2018	2,032,913	2,032,913
2019	1,533,137	1,533,137
2020	2,151,484	2,144,656
2021	10,398,001	10,393,403
2022	5,661,361	5,661,361
2023	4,439,860	4,439,860
2032	7,185	6,574
Unlimited duration	5,429	5,429
	$29,039,675	$29,027,638

As of December 31, 2012

Expiration Year	Accumulated loss	Unutilized accumulated loss
2013	$1,185,211	$1,185,211
2014	178,024	178,024
2015	149,827	149,827
2016	24,588	21,616
2017	1,447,962	1,447,962
2018	2,161,114	2,161,114
2019	1,571,628	1,571,274
2020	2,230,864	2,226,388
2021	10,440,087	10,430,802
2022	4,445,380	4,445,380
2032	13,013	12,064
	$23,847,698	$23,829,662

As of June 30, 2012

Expiration Year	Accumulated loss	Unutilized accumulated loss
2012	$4,671,575	$4,671,575
2013	1,324,105	1,324,105
2014	198,879	198,812
2015	149,827	149,536
2016	24,657	24,472
2017	1,615,791	1,615,791
2018	2,395,008	2,395,008
2019	1,685,431	1,685,316
2020	2,394,283	2,394,283
2021	12,175,492	12,158,643
2022	2,206,078	2,206,078
	$28,841,126	$28,823,619

As of January 1, 2012

Expiration Year	Accumulated loss	Unutilized accumulated loss
2012	$4,857,839	$4,857,839
2013	1,376,899	1,376,899
2014	275,708	275,708
2015	1,835,513	1,835,513
2016	2,367,031	2,367,031
2017	1,143,998	1,143,998
2018	1,816,248	1,816,248
2019	699,350	699,350
2020	928,998	928,998
2021	13,437,762	13,437,762
	$28,739,346	$28,739,346

i.    As of June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$10,274 million, NT$9,729 million, NT$11,996 million and NT$13,278 million, respectively.

j.    Imputation credit information

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Balances of imputation credit amounts	$1,444,980	$706,674	$982,173	$917,442

The expected creditable ratio for 2012 and the actual creditable ratio for 2011 were 6.74% and 4.65%, respectively.

k.   UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

l.    As of June 30, 2013, December 31, 2012, June 30, 2012 and January 1, 2012, the taxable temporary differences of unrecognized deferred tax liabilities associated with investment in subsidiaries, associates, and joint ventures amounted to NT$7,524 million, NT$2,363 million, NT$5,021 million and NT$7,977 million, respectively.

(22)  EARNINGS  PER SHARE

a.   Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year.

	For the three-month periods ended June 30,
	2013	2012
Net profit attributable to the parent company	$1,812,000	$2,651,026
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,464,972	12,621,507
Earnings per share-basic (NTD)	$0.15	$0.21

	For the six-month periods ended June 30,
	2013	2012
Net profit attributable to the parent company	$8,404,705	$3,945,417
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,547,647	12,617,407
Earnings per share-basic (NTD)	$0.67	$0.31

b.   Earnings per share-diluted

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible bonds payable) by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

	For the three-month periods ended June 30,
	2013	2012
Net profit attributable to the parent company	$1,812,000	$2,651,026
Effect of dilution
Unsecured convertible bonds	20,091	20,301
Income attributable to the Company’s stockholders	$1,832,091	$2,671,327
Weighted average number of common stocks for basic earnings per share	12,464,972	12,621,507
Effect of dilution
Employee bonus	110,409	165,304
Employee stock options	20,372	28,954
Unsecured convertible bonds	640,680	628,007
Weighted average number of common stocks after dilution	13,236,433	13,443,772

Diluted earnings per share (NTD)	$0.14	$0.20

	For the six-month periods ended June 30,
	2013	2012
Net profit attributable to the parent company	$8,404,705	$3,945,417
Effect of dilution
Unsecured convertible bonds	40,037	40,567
Income attributable to the Company’s stockholders	$8,444,742	$3,985,984
Weighted average number of common stocks for basic earnings per share	12,547,647	12,617,407
Effect of dilution
Employee bonus	118,988	179,867
Employee stock options	14,732	34,052
Unsecured convertible bonds	641,449	628,007
Weighted average number of common stocks after dilution	13,322,816	13,459,333

Diluted earnings per share (NTD)	$0.63	$0.30

(23)  BUSINESS COMBINATIONS

Acquisition of Best Elite International Limited (Best Elite)

The Company acquired Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of Best Elite’s total outstanding shares on February 1, 2013 from stockholders of Best Elite, the holding company of HeJian Technology Corp. (HeJian).  The Company previously held 35.03% of Best Elite’s equity interest immediately before the business combination.  Therefore, the Company increased its cumulative ownership in Best Elite to 83.10% and obtained controlling interest in Best Elite after this acquisition.  The purpose of acquisition of Best Elite is to expand overseas market, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HeJain.

The fair values of the identifiable assets and liabilities of Best Elite as at the date of acquisition were:

Fair value recognised on acquisition
Assets
Cash and cash equivalents	$7,018,229
Accounts receivable	1,180,790
Inventories	725,688
Property, plant and equipment	6,318,208
Other	3,564,814
18,807,729
Liabilities
Accounts payable	(312,922)
Other	(1,202,965)
(1,515,887)
Total identifiable net assets	$17,291,842

Gain on bargain purchase:
Consideration Transferred	$7,328,163
Add: Value of non-controlling interest	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)
Bargain purchase gain	$(7,140,486)

UMC has elected to measure the non-controlling interests in Best Elite at the non-controlling interests’ proportionate share of Best Elite’s identifiable net assets.

UMC held an equity interest of 35.03% in Best Elite immediately before the business combination.  UMC remeasured the fair value of the previously held equity interest and recognized a loss of NT$987 million.

From the date of acquisition, Best Elite has contributed NT$2,901 million of revenue and NT$390 million to the profit before tax from continuing operations of the Company.  If the combination had taken place at the beginning of the year, revenue from continuing operations would have been NT$60,284 million and the profit before tax from continuing operations for the Company would have been NT$9,234 million.

Consideration Transferred:
Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503
Total	$7,328,163

Cash flows analysis of acquisition:
Cash Consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)
Net cash inflows from acquisition	$(2,658,569)

Additional purchases of Best Elite’s equity interests

UMC purchased additional Ordinary shares, Series A-1 and Series B-1 preferred shares representing 3.78% of Best Elite’s total outstanding shares on March 14, 2013, and UMC thereby increased its cumulative ownership in Best Elite to 86.88%.

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders.  The carrying value of the additional interest acquired was NT$629 million.  The difference of NT$344 million between the consideration and the carrying value of the interest acquired has been recognized in additional paid-in capital within equity.

Obtained controlling interest in ALLIANCE OPTOTEK CORP. (ALLIANCE)

The Company decided to increase its investment in ALLIANCE due to the possible future success of LED lighting industry.  The Company acquired additional shares of ALLIANCE on May 2, 2013.  The Company previously held 47.99% of ALLIANCE’s equity interest immediately before the business combination.  Therefore, the Company increased its cumulative ownership in ALLIANCE to 74.51% and obtained controlling interest in ALLIANCE after this acquisition.

The fair values of identifiable assets and liabilities of ALLIANCE as at the date of acquisition were:

Fair value recognised on acquisition
Assets
Cash and cash equivalents	$65,045
Accounts receivable	15,482
Inventories	45,732
Property, plant and equipment	7,683
Intangible assets	63,257
Other	7,006
204,205
Liabilities
Short-term loans	(25,000)
Notes and accounts payable	(9,403)
Other payables	(12,681)
Other	(1,388)
(48,472)
Total identifiable net assets	$155,733

Gain on bargain purchase:

Consideration Transferred	$103,002
Add: Value of non-controlling interest	39,688
Less: Fair value of identifiable net assets	(155,733)
Bargain purchase gain	$(13,043)

The Company has elected to measure the non-controlling interests in ALLIANCE at the non-controlling interests’ proportionate share of ALLIANCE’s identifiable net assets.

The Company held an equity interest of 47.99% in ALLIANCE immediately before the business combination.  The Company remeasured the fair value of the previously held equity interest and recognized a gain of NT$19 million.

From the date of acquisition, ALLIANCE has contributed NT$16 million of revenue and NT$6 million to the profit before tax from continuing operations of the Company.  If the combination had taken place at the beginning of the year, revenue from continuing operations would have been NT$59,712 million and the profit before tax from continuing operations for the Company would have been NT$9,315 million.

Consideration Transferred:

Cash	$74,000
Value of previously held equity interest before acquisition	29,002
Total	$103,002

Cash flows analysis of acquisition:
Cash Consideration	$74,000
Net cash acquired from the subsidiary	(65,045)
Net cash inflows from acquisition	$8,955

7.    RELATED PARTY TRANSACTIONS

(1)    Significant related party transactions

a.   Operating transaction

Operating income

	For the three-month periods ended June 30,
	2013	2012
Associates	$965	$53
Other related parties (Note A)	68,878	92,345
Total	$69,843	$92,398

	For the six-month periods ended June 30,
	2013	2012
Associates	$2,016	$1,017
Joint ventures	-	87,458
Other related parties (Note A)	177,331	149,777
Total	$179,347	$238,252

Note A：Other related parties are primary consist of transactions with JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH) and SILICON INTEGRATED SYSTEMS CORP (SIS).  The amounts for the three-month period ended June 30, 2013 were NT$41 million and NT$28 million, respectively.  The amounts for the three-month period ended June 30, 2012 were NT$31 million and NT$60 million, respectively. The amounts for the six-month period ended June 30, 2013 were NT$44 million and NT$133 million, respectively. The amounts for the six-month period ended June 30, 2012 were NT$69 million and NT$76 million, respectively.

Accounts receivable, net

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Joint ventures	$-	$-	$81,004	$281
Other related parties (Note B)	21,451	82,137	154,666	130,349
Total	21,451	82,137	235,670	130,630
Less： Allowance for sales returns and discounts	(229)	(396)	(107)	(77)
Net	$21,222	$81,741	$235,563	$130,553

Note B： The other related parties are accounts receivables primary from JINING SUNRICH and SIS.  As of June 30, 2013, the balances were NT$1 million and NT$20 million, respectively.  As of December 31, 2012 the balances were NT$12 million and NT$70 million, respectively.  As of June 30, 2012 the balances were NT$101 million and NT$49 million, respectively.  As of January 1, 2012 the balances were NT$125 million and NT$4 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for oversea sales was net 60 days.  The collection periods for third party overseas sales were month end 30~60 days, while the terms for third party domestic sales were net 30~60 days.

b.   Key management personnel  compensation

	For the three-month periods ended June 30,
	2013	2012
Short-term employee benefits	$67,434	$60,527
Post-employment pension	748	682
Termination benefits	-	863
Share-based payment transactions	1,176	4,460
Other	233	-
Total	$69,591	$66,532

	For the six-month periods ended June 30,
	2013	2012
Short-term employee benefits	$128,712	$159,593
Post-employment pension	1,616	1,436
Termination benefits	-	1,331
Share-based payment transactions	1,890	6,823
Other	464	-
Total	$132,682	$169,183

8.    ASSETS PLEDGED AS COLLATERAL

As of June 30, 2013 and December 31, 2012

	Amount
	As of
	June 30, 2013	December 31, 2012	Party to which asset(s) was pledged	Purpose of pledge
Deposits-out (Time deposit)	$815,040	$815,040	Customs	Customs duty guarantee
Deposits-out (Time deposit)	140,121	122,729	Science Park Administration	Collateral for land lease
Deposits-out (Time deposit)	52,800	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposits-out (Time deposit)	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,718,208	1,814,811	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	6,768,699	7,480,728	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Furniture and fixtures	52,394	60,702	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and equipment awaiting inspection	117,330	249,434	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$10,365,465	$11,297,117

As of June 30, 2012 and January 1, 2012

	Amount
	As of
	June 30, 2012	January 1, 2012	Party to which asset(s) was pledged	Purpose of pledge
Deposits-out (Time deposit)	$845,170	$645,906	Customs	Customs duty guarantee
Deposits-out (Time deposit)	148,454	122,728	Science Park Administration	Collateral for land lease
Deposits-out (Time deposit)	52,800	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposits-out (Time deposit)	26,624	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposits-out (Time deposit)	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,911,941	2,007,176	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,071,634	9,071,782	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Furniture and fixtures	69,009	84,204	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and equipment awaiting inspection	1,009,469	1,721,465	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$13,835,974	$14,424,558

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)    The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.1 billion.  Royalties and development fees payable in future years are NT$6.2 billion as of June 30, 2013.

(2)    The Company signed several construction contracts for the expansion of its factory premise.  As of June 30, 2013, these construction contracts amounted to approximately NT$6.9 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$3.3 billion.

(3)    The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

	As of
Year	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
2012	$-	$-	$207,100	$392,709
2013	216,013	465,508	405,443	351,778
2014	375,795	409,259	360,393	307,260
2015	340,178	377,037	335,768	284,195
2016	310,694	348,965	298,562	304,152
2017 and thereafter	2,481,595	2,577,647	2,245,956	1,415,358
Total	$3,724,275	$4,178,416	$3,853,222	$3,055,452

10.  SIGNIFICANT DISASTER LOSS

None.

11.   SIGNIFICANT SUBSEQUENT EVENTS

On July 24, 2013, the Board of Directors of TOPCELL SOLAR INTERNATIONAL CO., LTD., resolved to dispose its property, and the contract was signed on July 26, 2013 with the amount of NT$ 101 million.

12.  OTHERS

(1)    Categories of financial instruments

	As of
Financial Assets	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$89,539	$72,706	$214,275	$210,341
Held for trading at fair value	639,199	655,994	614,928	605,301
Subtotal	728,738	728,700	829,203	815,642
Available-for-sale financial assets	22,713,005	24,306,617	30,011,080	28,569,327
Financial assets measured at cost	3,695,290	3,162,118	3,084,577	3,053,958
Held-to-maturity financial assets	-	-	-	13,524
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	52,859,357	42,588,754	48,933,385	49,065,658
Receivables	20,232,794	17,096,872	19,488,165	15,249,208
Deposits-out	1,327,395	1,377,327	1,509,717	1,316,904
Subtotal	74,419,546	61,062,953	69,931,267	65,631,770
Total	$101,556,579	$89,260,388	$103,856,127	$98,084,221

	As of
Financial Liabilities	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Financial liabilities at amortized cost
Short-term loans	$4,591,402	$5,772,615	$6,339,366	$9,411,877
Payables	32,202,481	22,609,985	35,155,853	23,299,236
Capacity deposit (current portion included)	76,577	34,896	35,904	3,031
Bonds payable (current portion included)	35,488,196	26,224,353	27,484,405	17,404,788
Long-term loans (current portion included)	11,965,939	14,817,466	14,185,638	11,692,649
Subtotal	84,324,595	69,459,315	83,201,166	61,811,581
Financial liabilities at fair value through profit or loss
Embedded derivative financial liabilities in exchangeable bonds	277,264	767,605	724,298	741,531
Total	$84,601,859	$70,226,920	$83,925,464	$62,553,112

(2)    Financial risk management objectives and policies

The Company’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies measures and manages the aforementioned risks based on policy and risk appetite.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, due approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)    Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise currency risk, interest rate risk, and other price risk (such as equity instruments related risks).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company has foreign currency risk arising from purchases or sales and applies natural hedge.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the six-month periods ended June 30, 2013 and 2012 is decreased/increased by NT$22 million and increased/decreased NT$41 million, respectively.

Interest rate risk

The Company’s exposure to market risk for changes in interest rate relies primarily to the Company’s bank loans with floating interest rates, therefore the change in market interest rates will create fluctuation in future cash flows.  At the reporting date, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2013 and 2012 to decrease/increase by NT$8 million and NT$10 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.  The Company’s listed equity are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the six-month periods ended June 30, 2013 and 2012 by NT$13 million and NT$12 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2013 and 2012 by NT$1,134 million and NT$1,502 million.

(4)    Credit risk management

The Company only trades with approved and creditworthy third parties, when the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company (including cash and cash equivalents and certain derivative instruments), the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2013, December 31, 2012, June 30, 2012, and January 1, 2012, accounts receivables from top ten customers represent 53%, 57%, 58% and 65% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)    Liquidity risk

The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,624,833	$-	$-	$-	$4,624,833
Payables	32,108,562	18,031	6,030	10,394	32,143,017
Capacity deposits	76,577	-	-	-	76,577
Bonds payable	16,325,760	573,500	15,429,287	5,101,992	37,430,539
Long-term loans	3,565,817	5,864,214	3,048,190	-	12,478,221
Total	$56,701,549	$6,455,745	$18,483,507	$5,112,386	$86,753,187

	As of December 31, 2012
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$5,781,106	$-	$-	$-	$5,781,106
Payables	22,526,118	-	-	-	22,526,118
Capacity deposits	34,896	-	-	-	34,896
Bonds payable	4,883,189	296,000	20,013,687	2,558,408	27,751,284
Long-term loans	4,854,732	5,681,088	5,086,582	-	15,622,402
Total	$38,080,041	$5,977,088	$25,100,269	$2,558,408	$71,715,806

	As of June 30, 2012
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$6,383,692	$-	$-	$-	$6,383,692
Payables	35,835,337	-	-	-	35,835,337
Capacity deposits	35,904	-	-	-	35,904
Bonds payable	6,204,165	296,000	20,209,753	2,578,783	29,288,701
Long-term loans	3,861,126	6,818,002	4,126,293	-	14,805,421
Total	$52,320,224	$7,114,002	$24,336,046	$2,578,783	$86,349,055

	As of January 1, 2012
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$9,425,054	$-	$-	$-	$9,425,054
Payables	23,299,236	-	-	-	23,299,236
Capacity deposits	3,031	-	-	-	3,031
Bonds payable	6,125,110	-	12,420,903	-	18,546,013
Long-term loans	2,796,883	5,808,708	3,786,852	-	12,392,443
Total	$41,649,314	$5,808,708	$16,207,755	$-	$63,665,777

(6)    Fair value of financial instruments

a.   Fair value of financial instruments carried at amortized cost

Other than those listed in the table below, the carrying amount of the Company’s financial assets (including held-to-maturity investments, accounts and notes receivables) and liabilities measured at amortized cost approximate their fair value:

	As of
	June 30, 2013		December 31, 2012
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Bonds payable	$35,488,196	$33,820,470	$26,224,353	$25,583,972
Long-term loans	11,965,939	11,965,939	14,817,466	14,817,466

	As of
	June 30, 2012		January 1, 2012
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Bonds payable	$27,484,405	$26,182,760	$17,404,788	$15,458,061
Long-term loans	14,185,638	14,185,638	11,692,649	11,692,649

b.   The methods and assumptions applied in determining the fair value of financial instruments:

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

i.    The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, deposits-out, short-term loans, payables and capacity deposits due within one year.

ii.   Fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.  The fair value of held-to-maturity financial assets is based on the quoted market price in active markets.  If there is no active market, the Company estimates the fair value based on book value.

iv.  The fair value of bonds payable is determined by the market price or other information.

v.   The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

c.   Assets measured at fair value

The following  table contains the fair value of financial instruments after initial recognition and the details of the three levels of fair value hierarchy:

Level 1:  quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:  other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:  techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

	As of June 30, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$639,199	$-	$-	$639,199
Available-for-sale financial assets, current	2,781,340	-	-	2,781,340
Financial assets at fair value through profit or loss, noncurrent	89,539	-	-	89,539
Available-for-sale financial assets, noncurrent	16,858,664	94,986	2,978,015	19,931,665
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	277,264	-	277,264

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$655,994	$-	$-	$655,994
Available-for-sale financial assets, current	4,330,880	-	-	4,330,880
Financial assets at fair value through profit or loss, noncurrent	72,706	-	-	72,706
Available-for-sale financial assets, noncurrent	17,164,189	91,233	2,720,315	19,975,737
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	767,605	-	767,605

	As of June 30, 2012
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$704,388	$-	$-	$704,388
Available-for-sale financial assets, current	5,383,704	-	-	5,383,704
Financial assets at fair value through profit or loss, noncurrent	124,815	-	-	124,815
Available-for-sale financial assets, noncurrent	21,586,297	140,058	2,901,021	24,627,376
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	724,298	-	724,298

	As of January 1, 2012
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$695,931	$-	$-	$695,931
Available-for-sale financial assets, current	5,124,780	-	-	5,124,780
Held-to-maturity financial assets, current	13,524	-	-	13,524
Financial assets at fair value through profit or loss, noncurrent	119,711	-	-	119,711
Available-for-sale financial assets, noncurrent	20,662,353	140,121	2,642,073	23,444,547
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	741,531	-	741,531

During the  six-month periods ended June 30, 2013 and 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy is as follow:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognised in profit or loss	(125,244)	(8,004)	-	(133,248)
Recognised in other comprehensive income	353,427	1,932	63,300	418,659
Acquisition	70,500	-	-	70,500
Disposal	(28,977)	(39,206)	-	(68,183)
Transfer to Level 3	29,972	-	-	29,972
Transfer out of Level 3	(60,000)	-	-	(60,000)
As of June 30, 2013	$2,749,415	$-	$228,600	$2,978,015

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2012	$2,417,477	$43,396	$181,200	$2,642,073
Recognised in profit or loss	-	(27,398)	-	(27,398)
Recognised in other comprehensive income	106,217	26,799	15,600	148,616
Acquisition	175,683	-	-	175,683
Disposal	(35,494)	-	-	(35,494)
Exchange effect	(2,459)	-	-	(2,459)
As of June 30, 2012	$2,661,424	$42,797	$196,800	$2,901,021

(7)    Significant assets  and liabilities denominated in foreign currencies

a.   The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese Yen.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of
	June 30, 2013			December 31, 2012
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,713,742	29.92	$51,271,477	$1,494,046	28.97	$43,281,274
JPY	8,855,871	0.3005	2,661,492	11,346,947	0.3343	3,792,840
EUR	7,506	38.82	291,399	8,333	38.09	317,432
SGD	35,223	23.68	834,073	35,696	23.66	844,562
CNY	92,253	4.86	448,485	72,813	4.61	335,485

Non-Monetary items
USD	41,237	29.91	1,233,571	47,556	29.05	1,381,468
CHF	1,912	31.64	60,489	2,324	31.73	73,741

Investments accounted for under the equity method
USD	134,881	29.88	4,030,159	256,113	28.94	7,412,734
SGD	7,853	23.34	183,293	8,089	23.37	189,012

Joint controlled entities
EUR	8,776	38.28	335,904	1,192	38.28	45,647
CNY	149,257	4.81	717,718	149,297	4.61	688,008

Financial Liabilities
Monetary items
USD	$665,774	30.03	$19,993,194	$651,891	29.08	$18,957,030
JPY	7,682,692	0.3058	2,349,367	7,328,597	0.3386	2,481,464
EUR	10,037	39.38	395,280	7,158	38.67	276,796
SGD	38,594	23.86	920,860	30,192	23.84	719,785
CNY	8,406	4.91	41,290	33,243	4.62	153,702

	As of
	June 30, 2012			January 1, 2012
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,425,477	29.81	$42,488,596	$1,205,374	30.20	$36,401,034
JPY	10,534,818	0.3734	3,934,197	17,724,488	0.3887	6,888,793
EUR	20,813	37.38	778,055	11,088	39.07	433,230
SGD	41,816	23.44	980,162	36,370	23.22	844,517
CNY	62,478	4.71	294,559	47,833	4.79	229,150

Non-Monetary items
USD	88,220	29.82	2,630,713	88,644	30.21	2,677,938
CHF	2,268	31.20	70,762	1,764	32.10	56,624

Investments accounted for under the equity method
USD SGD	240,493 9,030	29.78 23.27	7,162,791 210,099	226,017 9,313	29.80 23.08	6,734,280 214,918

Joint controlled entities
EUR	1,218	37.41	45,563	1,120	40.69	45,573
CNY	151,527	4.72	714,555	155,324	4.70	729,461
Financial Liabilities
Monetary items
USD	783,364	29.92	23,438,249	688,356	30.31	20,863,644
JPY	7,577,412	0.3778	2,862,746	7,486,308	0.3924	2,937,409
EUR	18,213	37.78	688,086	7,230	39.36	284,563
SGD	29,436	23.62	695,279	25,851	23.40	604,925
CNY	29,076	4.73	137,545	21,647	4.81	104,137

(8)   Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2013 and 2012 are disclosed in Attachment 1.

(9)    Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholder’s value.

The objective of Company’s capital management is to ensure the ability to operate continuously, in order to provide returns to stockholders and the interests of other related parties, while maintaining the primal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total debt on the balance sheet minus cash and cash equivalents.  The total capital is consisted of all parts of equity (equity, additional paid-in capital, retained earnings, other equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the six-month period ended June 30, 2013 as compared to the six-month period ended June 30, 2012, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios for the six-month periods ended June 30, 2013 and 2012 are as follows:

	For the six-month periods ended June 30,
	2013	2012
Total liabilities	$93,187,892	$91,078,465
Less: Cash and cash equivalents	(52,863,347)	(48,937,108)
Net liabilities	40,324,545	42,141,357
Total equity	209,903,981	210,583,157
Total capital	$250,228,526	$252,724,514
Debt to capital ratios	16.12%	16.67%

13.  ADDITIONAL DISCLOSURES

(1)    The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the six-month period ended June 30, 2013: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the six-month period ended June 30, 2013: Please refer to Attachment 3.

c.   Securities held as of June 30, 2013: Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2013: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of June 30, 2013: Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)    Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)    The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2013, the Company had the following segments: wafer fabrication and other.  The primary service of the wafer fabrication segment is the manufacture of chips to the design specifications of our many customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  The other segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the three-month periods ended June 30, 2013 and 2012 are as follows:

	For the three-month period ended June 30, 2013
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$30,325,811	$1,610,994	$31,936,805	$(32,101)	$31,904,704
Segment profit (loss)	1,854,474	(574,689)	1,279,785	458,388	1,738,173

Capital expenditure	7,811,296	152,315	7,963,611	-	7,963,611
Depreciation	8,910,700	549,627	9,460,327	-	9,460,327
Investment gain (loss) accounted for under the equity method	(320,747)	(8,008)	(328,755)	458,388	129,633
Income tax expense	38,292	3,709	42,001	-	42,001
Impairment loss	117,909	105,178	223,087	-	223,087

	For the three-month period ended June 30, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$28,247,031	$2,140,390	$30,387,421	$(10,091)	$30,377,330
Segment profit (loss)	2,651,027	(897,539)	1,753,488	587,153	2,340,641

Capital expenditure	17,472,135	228,216	17,700,351	-	17,700,351
Depreciation	7,997,793	546,259	8,544,052	-	8,544,052
Investment gain (loss) accounted for under the equity method	(494,471)	(57,326)	(551,797)	620,539	68,742
Income tax expense	484,356	335	484,691	-	484,691
Impairment loss	67,876	41,988	109,864	-	109,864

Reportable segment information for the six-month periods ended June 30, 2013 and 2012 are as follows:

	For the six-month period ended June 30, 2013
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$56,694,807	$3,046,002	$59,740,809	$(54,689)	$59,686,120
Segment profit (loss)	8,455,309	(1,400,208)	7,055,101	1,096,766	8,151,867

Capital expenditure	14,759,938	385,869	15,145,807	-	15,145,807
Depreciation	17,830,072	1,085,940	18,916,012	-	18,916,012
Investment gain (loss) accounted for under the equity method	(788,065)	2,309	(785,756)	1,096,766	311,010
Income tax expense	1,167,818	3,184	1,171,002	-	1,171,002
Impairment loss	276,311	109,880	386,191	-	386,191

	For the six-month period ended June 30, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$52,437,907	$4,230,597	$56,668,504	$(21,740)	$56,646,764
Segment profit (loss)	3,945,417	(1,595,454)	2,349,963	1,057,456	3,407,419

Capital expenditure	27,185,416	542,865	27,728,281	-	27,728,281
Depreciation	15,798,720	1,063,138	16,861,858	-	16,861,858
Investment gain (loss) accounted for under the equity method	(658,943)	(104,789)	(763,732)	1,090,843	327,111
Income tax expense	650,767	40,545	691,312	-	691,312
Impairment loss	119,981	41,988	161,969	-	161,969

	As of June 30, 2013
	Wafer fabrication	Other	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$289,664,220	$19,911,372	$309,575,592	$(6,483,719)	$303,091,873
Segment liabilities	$82,154,465	$11,069,590	$93,224,055	$(36,163)	$93,187,892

	As of December 31, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$267,863,143	$21,030,652	$288,893,795	$(5,855,090)	$283,038,705
Segment liabilities	$65,903,529	$12,629,902	$78,533,431	$(25,766)	$78,507,665

	As of June 30, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$282,314,385	$27,840,488	$310,154,873	$(8,493,251)	$301,661,622
Segment liabilities	$75,560,609	$15,530,505	$91,091,114	$(12,649)	$91,078,465

	As of January 1, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination (Note)	Consolidated
Segment assets	$261,282,107	$29,638,985	$290,921,092	$(9,603,234)	$281,317,858
Segment liabilities	$53,110,478	$15,692,674	$68,803,152	$(44,835)	$68,758,317

Note: The adjustment was primarily consisted of elimination entries for investments accounted for under the equity method.

(2)    Geographic information

a.   Revenue from external customers

	For the three-month periods ended June 30,
	2013	2012
Taiwan	$6,019,888	$11,427,657
Singapore	7,365,628	8,054,858
China (includes Hong Kong)	2,858,066	2,068,928
Japan	2,032,414	722,829
America	10,503,800	4,274,143
The Netherlands	-	375
Others	3,124,908	3,828,540
Total	$31,904,704	$30,377,330

	For the six-month periods ended June 30
	2013	2012
Taiwan	$16,021,494	$21,285,873
Singapore	14,145,136	14,274,154
China (includes Hong Kong)	5,132,669	3,544,337
Japan	2,397,043	1,213,445
America	13,868,278	8,574,965
The Netherlands	65	375
Others	8,121,435	7,753,615
Total	$59,686,120	$56,646,764

b.   Non-current assets

	As of
	June 30, 2013	December 31, 2012	June 30, 2012	January 1, 2012
Taiwan	$140,189,478	$140,128,297	$136,636,883	$119,957,637
Singapore	23,205,165	21,989,707	26,034,417	29,992,938
China (includes Hong Kong)	8,658,338	3,449	667,803	600,334
Japan	775,969	908,573	3,834,232	4,128,297
America	18,487	16,406	16,223	20,905
Others	220,696	218,121	9,220	9,470
Total	$173,068,133	$163,264,553	$167,198,778	$154,709,581

(3)    Major customers

Individual customers accounting for at least 10% of net sales for the three-month and six-month periods ended June 30, 2013 and 2012 are as follows:

	For the three-month periods ended June 30,
	2013	2012
Customer A from wafer fabrication segment	$5,200,508	$4,017,815
Customer B from wafer fabrication segment	2,306,314	2,842,618
Total	$7,506,822	$6,860,433

	For the six-month periods ended June 30,
	2013	2012
Customer A from wafer fabrication segment	$9,033,850	$6,985,311
Customer B from wafer fabrication segment	4,399,176	5,884,426
Total	$13,433,026	$12,869,737

15.  FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

(1)    Basis of preparation of TIFRSs

For all periods up to and including the year ended December 31, 2012, the Company prepared its financial statements in accordance with generally accepted accounting principles in R.O.C. (R.O.C. GAAP).  The consolidated financial statements for the six-month period ended June 30, 2013 are the first the Company has prepared in accordance with TIFRSs.

Accordingly, the Company has prepared financial statements which comply with TIFRSs and the Regulations for periods beginning January 1, 2013 as described in Note 4.  Furthermore the first interim financial statements prepared under TIFRSs also comply with the requirements under TIFRS 1.  The Company’s opening balance was prepared as of January 1, 2012, the Company’s date of transition to TIFRSs.

(2)    Exemptions applied in accordance with TIFRS 1

TIFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain TIFRSs.  The Company has applied the following exemptions:

a.   TIFRS 3 has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2012.  By applying this exemption, immediately after the business combination, the carrying amount in accordance with R.O.C. GAAP of assets acquired and liabilities assumed in that business combination, shall be their deemed cost in accordance with TIFRSs at that date.  The subsequent measurement of these assets and liabilities will be in accordance with TIFRSs.  Under TIFRS 1, the carrying amount of goodwill in the opening TIFRSs balance sheet shall be its carrying amount in accordance with R.O.C. GAAP at December 31, 2011, after testing for impairment and reclassification to intangible assets that are required to be recognized.  The Company has performed goodwill impairment testing as at the date of transition to TIFRSs and no impairment loss has been recognized as at that date.

b.   The Company has recognized all cumulative actuarial gains and losses on pensions as at the date of transition to TIFRSs directly in retained earnings.

(3)    Impacts of transitioning to TIFRSs

The reconciliation of balance sheets as at January 1, 2012 (the date of transition to TIFRSs) and December 31, 2012 and statements of comprehensive income for the year ended December 31, 2012, please refer to the Company’s consolidated financial statements for the three-month periods ended March 31, 2013 and 2012.  The following tables contain reconciliation of balance sheets as at June 30, 2012 and statements of comprehensive income for the three-month and six-month period ended June 30, 2012:

a.   Reconciliation of the consolidated balance sheet items as of June 30, 2012

R.O.C. GAAP		Impact of transitioning to TIFRSs		TIFRSs
Items	Amounts	Remeasurements	Presentation	Amounts	Items	Note
Current assets					Current assets
Cash and cash equivalents	$48,937,108	$-	$-	$48,937,108	Cash and cash equivalents
Financial assets at fair value through profit or loss, current	704,388	-	-	704,388	Financial assets at fair value through profit or loss, current
Available-for-sale financial assets, current	5,383,704	-	-	5,383,704	Available-for-sale financial assets, current
Notes receivable	1,393	-	-	1,393	Notes receivable
Accounts receivable, net	18,438,011	-	-	18,438,011	Accounts receivable, net
Accounts receivable- related parties, net	235,563	-	-	235,563	Accounts receivable- related parties, net
Other receivables	894,924	-	(81,726)	813,198	Other receivables
-	-	-	89,000	89,000	Current tax assets
Inventories, net	13,723,218	(2,344)	-	13,720,874	Inventories, net	ii
Prepaid expense	903,398	-	(7,274)	896,124	Prepayments
Non-current assets held for sale	340,831	-	-	340,831	Non-current assets held for sale
Deferred income tax assets, current	578,653	-	(578,653)	-	-	vi
Restricted assets	19,127	-	-	19,127	Other current assets
Total current assets	90,160,318	(2,344)	(578,653)	89,579,321	Total current assets

Funds and investments					Non-current assets
Financial assets at fair value through profit or loss, noncurrent	124,815	-	-	124,815	Financial assets at fair value through profit or loss, noncurrent
Available-for-sale financial assets, noncurrent	19,118,115	5,509,261	-	24,627,376	Available-for-sale financial assets, noncurrent	i
Financial assets measured at cost, noncurrent	8,767,976	(5,683,399)	-	3,084,577	Financial assets measured at cost, noncurrent	i
Long-term investments accounted for under the equity method	11,759,654	(25,280)	-	11,734,374	Investments accounted for under the equity method	i,viii
Prepayment for long-term investments	64,623	-	-	64,623	Prepayment for investments
Total funds and investments	39,835,183	(199,418)	-	39,635,765	-

Property, plant and equipment, net	160,592,117	1,654,479	(776,675)	161,469,921	Property, plant and equipment	ii,iii

Total intangible assets	1,701,118	-	1,172,042	2,873,160	Intangible assets	iv

Other assets					-
Deferred charges	1,551,675	-	(1,551,675)	-	-	iv
Deferred income tax assets, noncurrent	2,362,025	69,250	1,306,766	3,738,041	Deferred tax assets	vi
-	-	-	1,841,072	1,841,072	Prepayment for equipments	iii
-	-	-	1,509,717	1,509,717	Deposits-out
Other assets-others	3,175,220	33,886	(2,194,481)	1,014,625	Other assets-others	ii,iii,iv
Total other assets	7,088,920	103,136	911,399	8,103,455	-
Total assets	$299,377,656	$1,555,853	$728,113	$301,661,622	Total assets

R.O.C. GAAP		Impact of transitioning to TIFRSs		TIFRSs
Items	Amounts	Remeasurements	Presentation	Amounts	Items	Note
Current liabilities					Current liabilities
Short-term loans	$6,339,366	$-	$-	$6,339,366	Short-term loans
Financial liabilities at fair value through profit or loss, current	724,298	-	-	724,298	Financial liabilities at fair value through profit or loss, current
Notes and accounts payable	7,756,383	-	-	7,756,383	Notes and accounts payable
Accrued expenses	11,534,196	-	29,237	11,563,433	Other payables
Payable on equipment	9,519,602	-	-	9,519,602	Payables on equipment
Dividend payable	6,316,435	-	-	6,316,435	Dividend payable
Income tax payable	781,654	1,398	-	783,052	Current tax liabilities	vi
Current portion of long-term liabilities	9,167,328	-	-	9,167,328	Current portion of long-term liabilities
Deferred income tax liabilities, current	34,544	(34,536)	(8)	-	-	vi
Other current liabilities	1,080,442	-	(29,237)	1,051,205	Other current liabilities
Total current liabilities	53,254,248	(33,138)	(8)	53,221,102	Total current liabilities

Long-term liabilities					Non-current liabilities
Bonds payable	22,020,572	-	-	22,020,572	Bonds payable
Long-term loans	10,482,143	-	-	10,482,143	Long-term loans
Total long-term liabilities	32,502,715	-	-	32,502,715	-

Other liabilities
Deferred income tax liabilities, noncurrent	34,951	77,663	728,081	840,695	Deferred tax liabilities	vi
Accrued pension liabilities	3,265,490	692,179	-	3,957,669	Accrued pension liabilities	v
Deposits-in	103,762	-	-	103,762	Deposits-in
Other liabilities-others	452,522	-	-	452,522	Other liabilities-others
Total other liabilities	3,856,725	769,842	728,081	5,354,648	-
Total liabilities	89,613,688	736,704	728,073	91,078,465	Total liabilities

Stockholder's equity of parent company					Equity attributable to the parent company
Capital					Capital
Common stock	129,378,662	-	-	129,378,662	Common stock
Additional paid-in capital	46,969,985	(101,422)	-	46,868,563	Additional paid-in capital	i,vi, viii
Retained earnings					Retained earnings
Legal reserve	4,476,570	-	-	4,476,570	Legal reserve
Unappropriated earnings	17,961,283	270,845	-	18,232,128	Unappropriated earnings	i,ii,iii,v,vi, vii,viii
Adjusting items in stockholders' equity					Other Components of equity
Cumulative translation adjustment	(3,629,606)	306,464	-	(3,323,142)	Exchange differences on translation of foreign operations	i,ii,iii,v,vi, vii,viii
Unrealized gain or loss on financial instruments	15,741,176	343,302	-	16,084,478	Unrealized gain or loss on available-for-sale financial assets	i,vi, viii
Treasury stock	(4,963,389)	-	-	(4,963,389)	Treasury stock
Total stockholder's equity of parent company	205,934,681	819,189	-	206,753,870	Total equity attributable to the parent company
Minority interests	3,829,287	-	-	3,829,287	Non-Controlling interests
Total stockholders' equity	209,763,968	819,189	-	210,583,157	Total equity
Total liabilities and stockholders' equity	$299,377,656	$1,555,893	$728,073	$301,661,622	Total liabilities and equity

b.   Reconciliation of the statement of comprehensive income for the three-month period ended June 30, 2012

R.O.C. GAAP		Impact of transitioning to TIFRSs		TIFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Net operating revenues	$30,377,330	$-	$-	$30,377,330	Net operating revenue
Operating costs	(24,015,246)	(23,485)	-	(24,038,731)	Operating costs	i,iii
Gross profit	6,362,084	(23,485)	-	6,338,599	Gross profit
Unrealized intercompany profit	-	-	-	-	Unrealized sales profit
Realized intercompany profit	149	-	-	149	Realized sales profit
Gross profit-net	6,362,233	(23,485)	-	6,338,748	Gross profit-net
Operating expenses					Operating expenses
Sales and marketing expenses	(776,295)	(29)	-	(776,324)	Sales and marketing expenses	i,iii
General and administrative expenses	(840,727)	(161)	-	(840,888)	General and administrative expenses	i,iii
Research and development expenses	(2,555,418)	-	-	(2,555,418)	Research and development expenses
Subtotal	(4,172,440)	(190)	-	(4,172,630)	Subtotal
-	-	-	4,146	4,146	Net other operating income and expenses	iii
Operating income	2,189,793	(23,675)	4,146	2,170,264	Operating income

Non-operating income					Non-operating income and expenses
Interest revenue	58,096	-	(58,096)	-	-
Investment gain accounted for under the equity method, net	64,243	4,499	-	68,742	Share of profit or loss of associates and joint ventures	iii
Dividend revenue	39,557	-	(39,557)	-	-
Gain on disposal of property, plant and equipment	366	-	(366)	-	-
Gain on disposal of investments	416,953	(16,079)	(400,874)	-	-	iii
Exchange gain, net	432,282	(310,703)	-	121,579	Exchange gain, net	ii
Gain on valuation of financial liabilities	120,220	-	(120,220)	-	-
Other income	105,953	-	(105,953)	-	-
-	-	-	97,653	97,653	Other revenue
-	-	-	473,260	473,260	Other gain and loss
Subtotal	1,237,670	(322,283)	(154,153)	761,234	-

Non-operating expenses					-
Interest expense	(99,727)	-	99,727	-	-
Loss on disposal of property, plant and equipment	(7,791)	(435)	8,226	-	-	i
Financial expenses	(6,439)	-	6,439	-	-
Impairment loss	(109,864)	-	109,864	-	-	iii
Loss on valuation of financial assets	(25,840)	-	25,840	-	-
Other losses	(6,077)	-	6,077	-	-
-	-	-	(106,166)	(106,166)	Financial costs
Subtotal	(255,738)	(435)	150,007	(106,166)	-
-	981,932	(322,718)	(4,146)	655,068	Subtotal
Income from continuing operations before income tax	3,171,725	(346,393)	-	2,825,332	Income from continuing operations before income tax

Income tax expense	(492,375)	7,684	-	(484,691)	Income tax expense	iii
Net income	$2,679,350	$(338,709)	$-	2,340,641	Net income
					Other comprehensive income(loss)
				956,987	Exchange differences on translation of foreign operations
				(1,750,078)	Unrealized loss on available-for-sale financial assets
				(299,444)	Share of other comprehensive income of associates and joint ventures
				3,067	Income tax effect
				(1,089,468)	Total other comprehensive income(loss), net of tax
				$1,251,173	Total comprehensive income, net of tax

c.   Reconciliation of the statement of comprehensive income for the six-month period ended June 30, 2012

R.O.C. GAAP		Impact of transitioning to TIFRSs		TIFRSs
Items	Amount	Remeasurements	Presentation	Amount	Items	Note
Net operating revenues	$56,646,764	$-	$-	$56,646,764	Net operating revenue
Operating costs	(46,228,867)	(57,204)	-	(46,286,071)	Operating costs	i,iii
Gross profit	10,417,897	(57,204)	-	10,360,693	Gross profit
Unrealized intercompany profit	(89)	-	-	(89)	Unrealized sales profit
Realized intercompany profit	157	-	-	157	Realized sales profit
Gross profit-net	10,417,965	(57,204)	-	10,360,761	Gross profit-net
Operating expenses					Operating expenses
Sales and marketing expenses	(1,488,274)	(64)	-	(1,488,338)	Sales and marketing expenses	i,iii
General and administrative expenses	(1,620,120)	(337)	-	(1,620,457)	General and administrative expenses	i,iii
Research and development expenses	(4,855,214)	-	-	(4,855,214)	Research and development expenses
Subtotal	(7,963,608)	(401)	-	(7,964,009)	Subtotal
-	-	-	38,497	38,497	Net other operating income and expenses	iii
Operating income	2,454,357	(57,605)	38,497	2,435,249	Operating income

Non-operating income					Non-operating income and expenses
Interest revenue	118,003	-	(118,003)	-	-
Investment gain accounted for under the equity method, net	324,591	2,520	-	327,111	Share of profit or loss of associates and joint ventures	iii
Dividend revenue	39,557	-	(39,557)	-	-
Gain on disposal of property, plant and equipment	11,596	-	(11,596)	-	-
Gain on disposal of investments	1,246,028	(22,210)	(1,223,818)	-	-	iii
Exchange gain, net	386,500	(310,703)	-	75,797	Exchange gain, net	ii
Gain on valuation of financial assets	28,214	-	(28,214)	-	-
Gain on valuation of financial liabilities	1,154	-	(1,154)	-	-
Other income	285,566	-	(285,566)	-	-
-	-	-	157,560	157,560	Other revenue
-	-	-	1,328,707	1,328,707	Other gain and loss
Subtotal	2,441,209	(330,393)	(221,641)	1,889,175	-

Non-operating expenses					-
Interest expense	(197,935)	-	197,935	-	-
Loss on disposal of property, plant and equipment	(8,146)	(756)	8,902	-	-	i
Financial expenses	(27,758)	-	27,758	-	-
Impairment loss	(155,823)	(6,146)	161,969	-	-	iii
Other losses	(12,273)	-	12,273	-	-
-	-	-	(225,693)	(225,693)	Financial costs
Subtotal	(401,935)	(6,902)	183,144	(225,693)	-
-	2,039,274	(337,295)	(38,497)	1,663,482	Subtotal
Income from continuing operations before income tax	4,493,631	(394,900)	-	4,098,731	Income from continuing operations before income tax

Income tax expense	(706,443)	15,131	-	(691,312)	Income tax expense	iii
Net income	$3,787,188	$(379,769)	$-	3,407,419	Net income
					Other comprehensive income (loss)
				(1,035,281)	Exchange differences on translation of foreign operations
				1,669,733	Unrealized gain on available-for-sale financial assets
				270	Share of other comprehensive income of associates and joint ventures
				5,478	Income tax effect
				640,200	Total other comprehensive income, net of tax
				$4,047,619	Total comprehensive income, net of tax

d.   Material adjustments to the consolidated statement of cash flows for the six-month period ended June 30, 2012

The transition from R.O.C. GAAP to TIFRSs has not had a material impact on the statement of cash flows.  The statement of cash flow prepared under R.O.C. GAAP was reported using the indirect method.  Furthermore, cash flows from interest and dividends received and interest paid were classified as cash flows from operating activities and interest and dividends received were not disclosed separately.  However, in accordance with the requirements under IAS 7 “Statement of Cash Flows”, the interest received for the six-month period ended June 30, 2012, is disclosed in the statement of cash flow in the amount of NT$114 million.  The interest payment for the six-month ended June 30, 2012, is disclosed in the statement of cash flow in the amount of NT$179 million.  The dividends received for the six-month ended June 30, 2012, is disclosed in the statement of cash flow in the amount of NT$40 million.  Interest and dividends received and interest paid are classified as cash flows from operating.

Apart from the aforementioned differences, there were no material differences between the statements of cash flows prepared under R.O.C. GAAP and TIFRSs.

(4)    Impact of transitioning to TIFRSs

a.   Notes to the material adjustments as of June 30, 2012.

i.    Under TIFRSs, the Company reclassified financial assets measured at cost, noncurrent to available-for-sale financial assets measured at fair value, noncurrent.  In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment it retains in the former associate as well as eliminate all additional paid-in capital and equity adjustment items related to the former associate in current profit or loss, or at the date of transition to TIFRSs recognized the adjustment in retained earnings.  This change in accounting principles caused available-for-sale financial assets, noncurrent to increase by NT$5,509 million, financial assets measured at cost, noncurrent to decrease by NT$5,683 million, other assets to decrease by NT$15 million, additional paid-in capital to decrease by NT$0.3 million, retained earnings to decrease by NT$567 million, and other adjusting items in equity to increase by NT$378 million.

ii.   Under TIFRSs, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in TIFRS 1.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This change in accounting principles would cause current assets to decrease by NT$2 million, property, plant and equipment, net to increase by NT$1,640 million, other assets to increase by NT$34 million, retained earnings to increase by NT$1,650 million and other adjusting in equity to increase by NT$22 million.

iii.  Under R.O.C. GAAP, the Company’s property that is leased to another entity was recorded as leased property under other assets.  Under TIFRSs, the Company reclassified these assets from other assets to property, plant and equipment as they do not meet the definition of investment property.  In addition, prepayment for equipment is reclassified from property, plant and equipment to other assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to decrease by NT$837 million, other assets to increase by NT$837 million while other adjustments would cause property, plant and equipment, net to increase by NT$74 million, other assets decrease by NT$60 million, retained earnings to increase by NT$14 million and other adjusting in equity to increase by NT$0.3 million.

iv.  Software, patent licenses and intellectual property are reclassified to intangible assets as it met the definition of intangible assets.  This change would cause intangible assets to increase by NT$1,477 million and other assets to decrease by NT$1,477 million.  The land use rights of a subsidiary are reclassified to other assets as they meet the definition of long-term operating lease since the ownership do not belong to the subsidiary.  This would cause intangible assets to decrease by NT$305 million and other assets to increase by NT$305 million.

v.   The Company selects the exemption for employee benefits under the TIFRS 1 and recognizes all cumulative actuarial gains and losses in retained earnings.  The exemption selection for employee benefits would cause the accrued pension liabilities to increase by NT$692 million and retained earnings to decrease by NT$685 million, and decrease other adjusting items in equity by NT$7 million.

vi.  Under the requirements of IAS 1, deferred tax assets or liabilities are classified as non-current.  Therefore, deferred tax assets or liabilities, current, are reclassified as non-current.  Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Further, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability.  The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income).  Due to differences discussed above, current assets decreased by NT$579 million, other assets increased by NT$1,376 million, current liabilities decreased by NT$33 million, other non-current liabilities increased by NT$806 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$121 million and other adjusting items in equity increased by NT$5 million.

vii. The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference result in an increase in other adjusting items in equity by NT$311 million and a decrease of retained earnings by NT$311 million.

viii. Other adjustments would cause other assets-others to decrease by NT$10 million, retained earnings to increased by NT$49 million, additional paid-in capital to decrease by NT$0.3 million and other adjusting items in equity to decrease by NT$59 million.

b.  Material adjustments to the comprehensive income statement for the three-month period ended June 30, 2012

i.    Under TIFRSs, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in TIFRS 1.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This would cause cost of goods sold to increase by NT$16 million, operating expenses to increase by NT$0.5 million and non-operating income to decrease by NT$0.4 million.

ii The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”(IAS21), as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference resulted in a decrease in non-operating income by NT$311 million.

iii.  Other adjustments would cause cost of goods sold to increase by NT$7 million, operating expenses to decrease by NT$0.3 million, other operating income to increase by NT$4 million, non-operating income to decrease by NT$50 million and income tax expense to decrease by NT$8 million.

c.   Material adjustments to the comprehensive income statement for the six-month period ended June 30, 2012

i.    Under TIFRSs, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in TIFRS 1.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This would cause cost of goods sold to increase by NT$43 million, operating expenses to increase by NT$1 million and non-operating income to decrease by NT$0.8 million.

ii.   The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference resulted in a decrease in non-operating income by NT$311 million.

iii.  Other adjustments would cause cost of goods sold to increase by NT$14 million, operating expenses to decrease by NT$667 million, other operating income to increase by NT$38 million, non-operating income to decrease by NT$64 million and income tax expense to decrease by NT$15 million.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2013

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$25,602,363	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,202,964	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	402,348	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	56,834	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	770,437	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	763,519	-	0%

For the six-month period ended June 30, 2012

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$23,255,445	Net 60 days	41%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,616,589	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	574,662	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	243,383	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD
												Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
												Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	$2,878	$2,814	$2,814	9.00%	Need for operating	$2,814	-	$-	None	$-	$42,406	$67,849

NEXPOWER TECHNOLOGY CORPORATION
												Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)
												Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEXT ITALIA 1 S.R.L.	Other receivables - related parties	$64,685	$-	$64,685	6.50%	The need for short-term financing	$-	Business turnover	$-	None	$-	$232,508	$1,860,062
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEXT ITALIA 1 S.R.L.	Other receivables - related parties	15,584	15,584	15,584	7.00%	Need for operating	88,872	-	-	None	-	88,872	1,860,062

Note 1: The Company and its subsidiaries are coded as follows:
(i) The Company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2013.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2013.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

									Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)						Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period (Note 5)	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$10,261,939	$1,400,000	$1,400,000	$1,385,000	$-	0.67%	$41,047,754

Note 1: The Company and its subsidiaries are coded as follows:
1. The Company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. An investee company that has a business relationship with UMC.
2. A subsidary in which UMC holds directly over 50% of equity interest.
3. An investee in which UMC and its subsidaries hold over 50% of equity interest.
4. An investee in which UMC holds directly and indirectly over 50% of equity interest.
5. An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.
6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.
Note 3: The amount of guarantees/endorsements shall not exceed 20% of the net worth of UMC; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows:
1. The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of UMC.

2. The amount of guarantees/endorsements for a company which UMC does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between UMC and the receiving party.

The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 20% of UMC's net assets value as of June 30, 2013.
Note 5: On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.
As of June 30, 2013, actual amount provided was NT$1,385 million.

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	$398,681	-	$398,681	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	120,911	6.44	120,911	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	60,489	0.94	60,489	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	59,118	0.22	59,118	None
Stock	UMC GROUP (USA)	Investee company	Investments accounted for under the equity method	16,438	1,587,422	100.00	1,587,422	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Investments accounted for under the equity method	9	317,106	100.00	309,492	None
Stock	UMC CAPITAL CORP.	Investee company	Investments accounted for under the equity method	91,663	4,761,424	100.00	4,761,424	None
Stock	GREEN EARTH LIMITED	Investee company	Investments accounted for under the equity method	10,000	234,374	100.00	234,374	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Investments accounted for under the equity method	486,150	6,020,735	100.00	6,020,735	None
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Investee company	Investments accounted for under the equity method	600,000	2,713,206	100.00	2,713,206	None
Stock	UMC INVESTMENT (SAMOA) LIMITED	Investee company	Investments accounted for under the equity method	1,520	43,874	100.00	43,874	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Investments accounted for under the equity method	573,800	5,242,120	100.00	5,572,175	None
Stock	UMC JAPAN	Investee company	Investments accounted for under the equity method	6	1,706,190	100.00	1,707,674	None
Stock	UMC GROUP JAPAN	Investee company	Investments accounted for under the equity method	1	(831)	100.00	(831)	None
Stock	UMC KOREA CO., LTD.	Investee company	Investments accounted for under the equity method	110	13,587	100.00	13,587	None
Stock	BEST ELITE INTERNATIONAL LIMITED	Investee company	Investments accounted for under the equity method	597,682	15,625,794	86.88	15,625,794	None
Stock	WAVETEK MICROELECTRONICS CORP.	Investee company	Investments accounted for under the equity method	88,213	460,634	74.69	460,634	None
Stock	MTIC HOLDINGS PTE. LTD.	Investee company	Investments accounted for under the equity method	12,000	183,293	45.44	183,293	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Investments accounted for under the equity method	-	1,805,365	45.00	1,808,762	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Investments accounted for under the equity method	215,283	2,053,415	44.16	2,053,415	None
Stock	UNITECH CAPITAL INC.	Investee company	Investments accounted for under the equity method	21,000	704,128	42.00	704,128	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Investments accounted for under the equity method	117,275	$3,155,382	36.49	$3,186,523	None
Stock	UNIMICRON HOLDING LIMITED	Investee company	Investments accounted for under the equity method	20,000	677,576	21.93	679,960	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	90,998	2,611,650	5.92	2,611,650	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, current	1,166	169,690	0.19	169,690	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,257,277	19.26	1,257,277	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	48,156	15.75	48,156	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	57,067	1,760,518	14.05	1,760,518	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	21,224	118,220	13.52	118,220	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	29,570	1,120,713	13.22	1,120,713	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	18,633	449,058	9.05	449,058	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	8.10	-	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,050,654	7.66	1,050,654	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	105,138	3,017,453	6.83	3,017,453	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Available-for-sale financial assets, noncurrent	118,303	707,451	4.95	707,451	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	103,922	4.23	103,922	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	15,278	2,222,998	2.52	2,222,998	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	21,215	1,120,152	2.28	1,120,152	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	511,785	1.94	511,785	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,305	$23,358	0.83	$23,358	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	53,500	-	53,500	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Available-for-sale financial assets, noncurrent	30,000	228,600	-	228,600	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2013.

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Investments accounted for under the equity method	132,660	$888,545	100.00	$888,545	None
Stock	MOS ART PACK CORP.	Investee company	Investments accounted for under the equity method	29,000	177,849	54.45	177,849	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Investments accounted for under the equity method	71,363	456,667	26.04	438,787	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Investments accounted for under the equity method	7,198	69,104	25.00	59,441	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Investments accounted for under the equity method	3,159	32,700	21.77	32,700	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Investments accounted for under the equity method	24,600	234,640	5.05	234,640	None
Stock	CRYSTALWISE TECHNOLOGY INC.	Investee company	Investments accounted for under the equity method	3,906	89,499	2.31	107,227	None
Stock	CLIENTRON CORP.	-	Available-for-sale financial assets, noncurrent	17,675	176,797	19.64	176,797	None
Stock	ANOTO TAIWAN CORP.	-	Available-for-sale financial assets, noncurrent	783	-	12.05	-	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,947	-	11.73	-	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	868	3,848	11.73	3,848	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	44,778	10.23	44,778	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,450	16,782	9.80	16,782	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	52,593	9.65	52,593	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	7,254	9.30	7,254	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	720	7,200	9.00	7,200	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,530	34,661	8.94	34,661	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	83,249	8.67	83,249	None
Stock	AWISE FIBER TECH. CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,519	18,986	8.31	18,986	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BOBA CORP.)	-	Available-for-sale financial assets, noncurrent	1,500	52,500	7.96	52,500	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,800	$18,000	7.44	$18,000	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	3,464	20,920	7.32	20,920	None
Stock	PRINCEDOM PRECISION CORP.	-	Available-for-sale financial assets, noncurrent	992	3,580	7.19	3,580	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	105,000	7.00	105,000	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	66,527	6.62	66,527	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	3,763	142,592	5.81	142,592	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	4,075	12,143	5.38	12,143	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,874	63,125	5.29	63,125	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	4,141	4.81	4,141	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	524	16,007	4.52	16,007	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	9,365	118,937	4.50	118,937	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	287	10,562	4.33	10,562	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	2,309	-	3.96	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	184,623	3.76	184,623	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	7,730	186,284	3.75	186,284	None
Stock	HITOP COMMUNICATIONS CORP.	-	Available-for-sale financial assets, noncurrent	481	2,867	3.72	2,867	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,129	84,069	3.43	84,069	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,869	87,147	3.11	87,147	None
Stock	PIXART IMAGING, INC.	-	Available-for-sale financial assets, noncurrent	3,426	208,331	2.55	208,331	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	13,860	2.48	13,860	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,603	$173,432	2.34	$173,432	None
Stock	EGIS TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,134	6,462	2.28	6,462	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,645	50,817	2.23	50,817	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	6,123	2.03	6,123	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	1,530	643	0.81	643	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	678	3,776	0.43	3,776	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,541	71,746	0.39	71,746	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	666	27,322	0.22	27,322	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	160	1,310	0.18	1,310	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	233,142	0.13	233,142	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,510	35,100	19.65	Note 1	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,591	24,790	10.67	Note 1	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	1,194	7,326	10.06	Note 1	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,998	56,616	6.67	Note 1	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,500	36,900	5.00	Note 1	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	387	2,384	3.81	Note 1	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note 1	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note 1	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	97 (Note 2)	-	0.00	Note 1	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	37,351	-	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	$181,286	-	N/A	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2013.
Note 2 : The number of shares presented in the table is one unit of common share.

TLC CAPITAL CO., LTD.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	APEX BIO CORP.	-	Financial assets at fair value through profit or loss, noncurrent	220	$22,880	-	$22,880	None
Stock	SOARING CAPITAL CORP.	Investee company	Investments accounted for under the equity method	900	8,337	100.00	8,337	None
Capital	SHANDONG HUAHONG ENERGY INVEST CO., INC.	Investee company	Investments accounted for under the equity method	-	717,718	50.00	719,421	None
Stock	LIST EARN ENTERPRISE INC.	Investee company	Investments accounted for under the equity method	309	9,817	49.00	9,817	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Investments accounted for under the equity method	6,657	68,918	45.88	68,918	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Investments accounted for under the equity method	0.28	217,840	45.16	217,840	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Investments accounted for under the equity method	-	138,327	31.40	138,327	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and TLC	Investments accounted for under the equity method	28,601	272,799	5.87	272,799	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Investments accounted for under the equity method	1,250	$10,668	4.34	$10,323	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Investments accounted for under the equity method	6,508	57,894	2.37	40,015	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	100,000	149,000	11.57	149,000	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	9,804	369,410	4.98	369,410	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,745	104,001	4.24	104,001	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,359	113,821	4.06	113,821	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	184,623	3.76	184,623	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	5,837	32,510	3.72	32,510	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,460	709,775	1.77	709,775	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	37	915	0.02	915	None
Stock	E-ONE MOLI ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	2,408	24,107	0.96	24,107	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	81,098	0.64	81,098	None
Stock	CANDO CORP.	-	Available-for-sale financial assets, noncurrent	5,047	80,750	0.55	80,750	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,931	77,908	0.43	77,908	None
Stock	CASETEK HOLDINGS LIMITED (CAYMAN)	-	Available-for-sale financial assets, noncurrent	1,000	155,000	0.29	155,000	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,930	298,893	0.04	298,893	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	YETI GROUP LTD.	-	Financial assets measured at cost, noncurrent	7,520	118,336	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	3,411	134,894	-	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	819	$242	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	28,131	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	1,389	45,308	-	N/A	None
Stock-Preferred stock	ALO7.COM LIMITED(CAYMAN)	-	Financial assets measured at cost, noncurrent	1,168	74,432	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDING LIMITED (CAYMAN)	-	Financial assets measured at cost, noncurrent	548	43,912	-	N/A	None
Stock-Preferred stock	COOLTRANS INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	11,667	203,490	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	4,412	89,226	-	N/A	None
Stock-Preferred stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Financial assets measured at cost, noncurrent	1,664	182,766	-	N/A	None

UNITRUTH INVESTMENT CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	ORISE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	500	$56,000	-	$56,000	None
Stock	MOS ART PACK CORP.	Investee company	Investments accounted for under the equity method	9,869	60,524	18.53	60,524	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Investments accounted for under the equity method	996	10,308	6.86	10,308	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Investments accounted for under the equity method	1,084	12,227	3.76	8,952	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and UNITRUTH	Investments accounted for under the equity method	10,990	104,825	2.25	104,825	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Investments accounted for under the equity method	2,815	23,198	1.03	17,310	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	640	6,400	8.00	6,400	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,288	-	7.77	-	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	569	$2,520	7.68	$2,520	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410	39,593	7.27	39,593	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,528	10,469	6.11	10,469	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,089	13,608	5.95	13,608	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	49,716	4.94	49,716	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,390	19,048	4.91	19,048	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	21,494	4.91	21,494	None
Stock	PRINCEDOM PRECISION CORP.	-	Available-for-sale financial assets, noncurrent	661	2,386	4.79	2,386	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	42,210	4.39	42,210	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	252	9,266	3.80	9,266	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,017	76,430	3.12	76,430	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	2,195	6,542	2.90	6,542	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	13,860	2.48	13,860	None
Stock	EGIS TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,016	5,792	2.05	5,792	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	716	24,110	2.02	24,110	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683	1,585	1.84	1,585	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,305	23,358	0.83	23,358	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,473	55,498	0.75	55,498	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	300	-	0.51	-	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	328	10,127	0.44	10,127	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	334		$2,737	0.39		$2,737	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	510		214	0.27		214	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	353		1,964	0.22		1,964	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,080		32,871	0.18		32,871	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	97 (Note 2)		-	0.00		Note 1	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2013.
Note 2 : The number of shares presented in the table is one unit of common share.

SOARING CAPITAL CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investee company	Investments accounted for under the equity method	-		$5,517	100.00		$5,517	None

UMC CAPITAL CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	MORGAN STANLEY CAP TRUST VII	-	Financial assets at fair value through profit or loss, noncurrent	14	USD	356	-	USD	356	None
Stock	UMC CAPITAL (USA)	Investee company	Investments accounted for under the equity method	200	USD	478	100.00	USD	478	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	ECP VITA PTE LTD.	Investee company	Investments accounted for under the equity method	9,000	USD	10,765	100.00	USD	10,765	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Investments accounted for under the equity method	2,644	USD	4,111	47.93	USD	421	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Investments accounted for under the equity method	80	USD	160	1.45	USD	160	None
Stock	UC FUND II	Investee company	Investments accounted for under the equity method	5,000	USD	132	35.45	USD	132	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Investments accounted for under the equity method	-	USD	3,716	10.38	USD	3,716	None
Stock	PARADE TECHNOLOGIES, LTD.	-	Available-for-sale financial assets, noncurrent	2,697	USD	21,450	5.14	USD	21,450	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	320	USD	10,275	0.04	USD	10,275	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720		0	18.00		Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	9.76		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		0	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD	4,820	-		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-		N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	USD	555	-		N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD	9,000	-		N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II L.P.	-	Financial assets measured at cost, noncurrent	-	USD	1,705	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	100	USD	50	-	Note	None
Stock-Preferred stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	400	USD	200	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	842	USD	720	-	N/A	None
Stock-Preferred stock	THISMOMENT,INC	-	Financial assets measured at cost, noncurrent	1,301	USD	2,000	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC	-	Financial assets measured at cost, noncurrent	1,056	USD	2,000	-	N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2013.

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TERA ENERGY DEVELOPMENT CO., LTD.	Investee company	Investments accounted for under the equity method	18,000	$169,624	100.00	$169,624	None
Stock	EVERRICH ENERGY CORPORATION	Investee company	Investments accounted for under the equity method	29,283	359,480	89.28	359,480	None
Stock	UNISTARS CORPORATION	Investee company	Investments accounted for under the equity method	26,824	88,814	72.04	88,638	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Investments accounted for under the equity method	170,931	1,052,423	62.38	1,050,996	None
Stock	UNITED LIGHTING OPTO-ELECTRONIC INC.	Investee company	Investments accounted for under the equity method	8,949	11,618	55.25	11,618	None
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Investee company	Investments accounted for under the equity method	22,500	433,623	45.00	433,623	None
Stock	LTI REENERGY CO., LTD.	Investee company	Investments accounted for under the equity method	400	4,492	40.00	4,492	None
Stock	WINAICO IMMOBILIEN GMBH	Investee company	Investments accounted for under the equity method	5,900	211,733	32.78	215,991	None
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	12,437	7,959	15.94	7,959	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	55,125	6.93	55,125	None
Stock	LICO TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	4,089	9,935	3.29	9,935	None
Stock	POWERTEC ENERGY CORPORATION	-	Available-for-sale financial assets, noncurrent	10,000	98,729	2.01	98,729	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	2	70,879	-	70,879	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH ENERGY CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Investee company	Investments accounted for under the equity method	3,200	$301,695	100.00	$301,695	None
Stock	SMART ENERGY ENTERPRISES LIMITED	Investee company	Investments accounted for under the equity method	1,821	22,409	100.00	22,409	None

EVERRICH ENERGY INVESTMENT (HK) LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	EVERRICH (SHANDONG) ENERGY CO., LTD.	Investee company	Investments accounted for under the equity method	-	$299,139	100.00	$299,139	None

SMART ENERGY ENTERPRISES LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	SMART ENERGY SHANDONG CORPORATION	Investee company	Investments accounted for under the equity method	-	$21,031	100.00	$21,031	None

EVERRICH (SHANDONG) ENERGY CO., LTD.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	$48,620	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2013.

WAVETEK MICROELECTRONICS CORPORATION
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investee company	Investments accounted for under the equity method	0	$0	100.00	$0	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TERA ENERGY USA INC.	Investee company	Investments accounted for under the equity method	0	$27	100.00	$27	None
Stock	WINAICO SOLAR PROJEKT 1 GMBH	Investee company	Investments accounted for under the equity method	1,120	45,046	50.00	45,046	None
Stock	WINAICO IMMOBILIEN GMBH	Investee company	Investments accounted for under the equity method	2,160	79,124	12.00	79,074	None
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Prepayment for investments	500	5,000	-	-	None

GREEN EARTH LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Investee company	Investments accounted for under the equity method	-	$18,335	12.50	$18,335	None

NEXPOWER TECHNOLOGY CORPORATION
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	SOCIALNEX ITALIA 1 S.R.L.	Investee company	Investments accounted for under the equity method	-	$135,770	100.00	$135,770	None
Stock	NPT HOLDING LIMITED	Investee company	Investments accounted for under the equity method	0	0	100.00	0	None
Capital	ASEPOWER 1 S.R.L.	Investee company	Investments accounted for under the equity method	-	-	75.00	-	None
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	3,244	18.00	Note	None

Note : Net assets value of Financial assets measured at cost can't be acquired in time.

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NPT HOLDING LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	NLL HOLDING LIMITED	Investee company	Investments accounted for under the equity method	0		$0	100.00		$0	None

UMC INVESTMENT(SAMOA) LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	UMC (BEIJING) LIMITED	Investee company	Investments accounted for under the equity method	-		$15,478	100.00		$15,478	None

BEST ELITE INTERNATIONAL LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	INFOSHINE TECHNOLOGY LIMITED	Investee company	Investments accounted for under the equity method	-	USD	236,853	100.00	USD	236,853	None

INFOSHINE TECHNOLOGY LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	OAKWOOD ASSOCIATES LIMITED	Investee company	Investments accounted for under the equity method	-	USD	236,376	100.00	USD	236,376	None

OAKWOOD ASSOCIATES LIMITED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Investee company	Investments accounted for under the equity method	-	USD	564,915	100.00	USD	564,915	None

ATTACHMENT 4 (Securities held as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

ALLIANCE OPTOTEK CORP.
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	LIGHT HOUSE GLOBAL INCORPORATED	Investee company	Investments accounted for under the equity method	2,120	$38,753	100.00	$38,753	None

LIGHT HOUSE GLOBAL INCORPORATED
				June 30, 2013
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	Investee company	Investments accounted for under the equity method	-	$38,234	100.00	$38,234	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	NOVATEK MICROELECTRONICS CORP.	Available-for-sale financial assets, current	Open market	-	13,006	$1,528,134	-	$-	11,840	$1,464,468	$366,365	$1,098,103	1,166 (Note 3)	$169,690 (Note 3)
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Acquisition	-	240,972	3,776,610	356,710	11,784,713	-	-	906,739	906,739	597,682	15,625,794 (Note 4)
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investments accounted for under the equity method	UMC NEW BUSINESS INVESTMENT CORP.	Investee company	-	-	88,213	960,274	-	-	-	-	88,213	460,634 (Note 5)

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The disposal cost represents historical cost.

Note 3 : The ending number of shares and amount includes the reclassification from available-for-sale financial assets, noncurrent to available-for-sale financial assets, current due to the adjustments of exchange prices.

Note 4: The ending balance includes share of income of associates and joint ventures of NT$380,951 thousand, additional paid-in capital adjustment under equity method of NT$344,332 thousand, and exchange differences on translation of foreign operations adjustment under equity method of NT$245,927 thousand.

Note 5: The ending balance includes share of income of associates and joint ventures of NT$(130,150) thousand, additional paid-in capital adjustment under equity method of NT$181 thousand, and exchange differences on translation of foreign operations adjustment under equity method of NT$(369,671) thousand.

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Investee company	26,810	$44,009	64,855	$648,552	-	$-	$-	$-	71,363 (Note 3)	$456,667 (Note 4)
Stock	PIX ART IMAGING INC.	Available-for-sale financial assets, noncurrent	Open market	-	6,100	421,533	-	-	2,674	170,745	33,220	137,525	3,426	$208,331

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The disposal cost represents historical cost.
Note 3 : The ending balance includes the decrease of 20,302 thousand shares due to capital reduction for offsetting accumulated losses.

Note 4: The ending balance includes share of income of associates and joint ventures of NT$(159,458) thousand, exchange differences on translation of foreign operations adjustment under equity method of NT$(75,790) thousand, and additional paid-in capital adjustment under equity method of NT$(646) thousand .

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock-Preferred stock	MONTAGE TECHNOLOGY GROUP LIMITED.	Financial assets measured at cost, noncurrent	Individuals not belonging to any related parties	-	-	$-	1,664	$182,766	-	$-	$-	$-	1,664	$182,766
Stock	SIMPLO TECHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	6,250	912,471	-	-	790	104,845	25,557	79,288	5,460	709,775

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2: The disposal cost represents historical cost.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note2)	Gain (Loss) from disposal (Note3)	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investments accounted for under the equity method	UNITED MICROELECTRONICS CORPORATION	Investor company	88,213	$590,603	-	$-	88,213	$960,274	$590,603	$-	-	$-

Note 1: The amounts of beginning and ending balances of investment accounted for under the equity method include adjustment under the equity method.
Note 2: The disposal cost represents historical cost.

Note 3: The transaction was accounted for as an organization restructuring, and the exceed of sales proceeds own carrying amount by NT$369,671 thousand and the paid-in capital-long-term investment amounting to NT$203 thousand were changed to additional paid-in capital-premium.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	PARADE TECHNOLOGIES, LTD.	Available-for-sale financial assets, noncurrent	Open market	-	3,925	USD 29,732	-	$-	1,228	USD 11,225	USD 520	USD 10,705	2,697	USD 21,450
Stock-Preferred stock	ALPINE ANALYTICS, INC.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	-	1,749	USD 4,500	-	-	-	-	1,749	USD 4,500

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UMC GROUP (USA)	Investee company	Sales		$25,602,363	48%	Net 60 Days	N/A	N/A		$6,202,964	37%
UMC JAPAN	Investee company	Sales		402,348	1%	Net 60 Days	N/A	N/A		56,834	0%
SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Sales		132,859	0%	Month-end 45 Days	N/A	N/A		20,321	0%
UMC GROUP JAPAN	Investee company	Sales		770,437	1%	Net 60 Days	N/A	N/A		763,519	5%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	857,763	100%	Net 60 Days	N/A	N/A	USD	207,249	100%

UMC JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	1,160,909	100%	Net 60 Days	N/A	N/A	JPY	2,051	3%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	2,426,245	100%	Net 60 Days	N/A	N/A	JPY	2,515,621	100%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the six-month period ended June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Investee company	$-	$6,202,964	$10	$6,202,974	9.44	$-	-	$5,372,840	$7,907
UMC GROUP JAPAN	Investee company	-	763,519	86	763,605	4.04	749	Collection in subsequent period	195,080	-

NEXPOWER TECHNOLOGY CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
SOCIALNEX ITALIA 1 S.R.L.	Investee company	$-	$84,388	$15,930	$100,318	-	$84,388	Business Dunning	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,587,422	$127,324	$127,324
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	317,106	1,476	1,476
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	101,500	USD	101,500	91,663	100.00	4,761,424	384,208	384,208
GREEN EARTH LIMITED	Apia, Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	234,374	1,236	1,236
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,020,735	(5,359)	(5,359)
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,713,206	(518,572)	(518,572)
UMC INVESTMENT (SAMOA) LIMITED	Apia, Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	43,874	914	914
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	5,242,120	(254,594)	(254,594)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,541,353	JPY	20,541,353	6	100.00	1,706,190	(263,664)	(263,664)
UMC GROUP JAPAN	Tokyo, Japan	IC Sales	JPY	60,000		-	1	100.00	(831)	(8,276)	(8,276)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000		-	110	100.00	13,587	(897)	(897)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	235,089	USD	78,065	597,682	86.88	15,625,794	497,303	380,951
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		960,274		-	88,213	74.69	460,634	(174,245)	(130,150)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	183,293	(2,304)	(1,047)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,805,365	657,210	295,745
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	2,053,415	(458,792)	(202,593)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	704,128	11,101	4,662
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	117,275	36.49	3,155,382	18,792	7,440
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	21.93	677,576	(29,140)	(6,390)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$888,545	$(35,465)	$(35,465)
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	-	-	Note
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		1,032,692		384,140	71,363	26.04	456,667	(612,316)	(159,458)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		66,438		66,438	7,198	25.00	69,104	(11,413)	(2,847)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		130,476		115,204	3,159	21.77	32,700	(21,665)	(4,897)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		678,000		678,000	24,600	5.05	234,640	(458,792)	(23,150)
CRYSTALWISE TECHNOLOGY INC.	Hsinchu County, Taiwan	Sales and manufacturing of brittle material substrates		82,652		82,652	3,906	2.31	89,499	(185,150)	(5,243)

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$8,337	$(7,529)	$(7,529)
SHANDONG HUAHONG ENERGY INVEST CO., INC.	China	Invest new energy business	USD	22,290	USD	22,290	-	50.00	717,718	(4,164)	(2,082)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,817	(231)	(113)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		176,373		122,459	6,657	45.88	68,918	(21,665)	(5,649)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	217,840	22,757	10,278
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	-	31.40	138,327	323	101
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	272,799	(458,792)	(26,915)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		8,125		8,125	1,250	4.34	10,668	(11,413)	(494)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	6,508	2.37	57,894	(612,316)	(14,542)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		$98,690		$98,690	9,869	18.53	$60,524		$-		$-	Note
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		39,130		34,316	996	6.86	10,308		(21,665)		(1,544)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		10,021		10,021	1,084	3.76	12,227		(11,413)		(428)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		309,700		309,700	10,990	2.25	104,825		(458,792)		(10,342)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		165,272		165,272	2,815	1.03	23,198		(612,316)		(6,291)

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

SOARING CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	China	Investment Holding and advisory	USD	800	USD	800	-	100.00	$5,517		$(7,618)		$(7,618)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD 478	USD	7	USD	7
ECP VITA PTE LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD 10,765	USD	1,198	USD	1,198
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	49.38	USD 4,721	USD	(1,576)	USD	(778)
UC FUND II	Cayman Islands	Investment holding	USD	0	USD	575	5,000	35.45	USD 132	USD	(134)	USD	(48)
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	3,427	USD	3,524	-	10.38	USD 3,716	USD	3,935	USD	409

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$180,000		$180,000	18,000	100.00	$169,624	$(5,495)	$(5,417)
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		229,263		229,263	29,283	89.28	359,480	14,646	13,072
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		268,240		268,240	26,824	72.04	88,814	(47,987)	(34,570)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		3,404,527		2,054,527	170,931	62.38	1,052,423	(612,316)	(381,940)
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25	11,618	(1,583)	-	Note
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	45.00	433,623	36,421	16,390
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic Inverter Sale		4,000		4,000	400	40.00	4,492	1,474	227
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78	211,733	(12,809)	(9,394)

Note: On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting. The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ElECTRONIC INC. thereafter.

EVERRICH ENERGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	3,200	USD	3,200	3,200	100.00	$301,695	$13,600	$13,600
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	235	USD	235	1,821	100.00	22,409	(384)	(384)

EVERRICH ENERGY INVESTMENT (HK) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH (SHAN DONG) ENERGY CO., LTD.	China	Solar engineering integrated design services	USD	3,100	USD	3,100	-	100.00	$299,139	$13,542	$13,542

SMART ENERGY ENTERPRISES LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SMART ENERGY SHANDONG CORPORATION	China	Solar engineering integrated design services	USD	200	USD	200	-	100.00	$21,031	$(404)	$(404)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-	Note

Note : WAVETEK MICROELECTRONICS CORPORATION has not yet invested in WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY USA INC.	USA	Solar project		$443		$354	0	100.00	$27	$(102)	$(102)
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	45,046	(1,168)	(1,554)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	79,124	(12,809)	(3,439)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Tokyo, Japan	Investment holding	USD	2,799	USD	2,778	-	12.50	$18,335	$(44,654)	$(5,582)

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,658	EUR	1,855	-	100.00	$135,770	$(4,424)	$(4,424)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0	-	-
ASEPOWER 1 S.R.L.	Italy	Photovoltaic power plant	EUR	814	EUR	814	-	75.00	-	-	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0		$-		$-

UMC INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC (BEIJING) LIMITED	China	Marketing support activities	USD	500	USD	500	-	100.00	$15,478		$99		$99

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	353,523	USD	353,523	-	100.00	USD 236,853	USD	16,815	USD	16,815

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 236,376	USD	16,815	USD	16,815

OAKWOOD ASSOCIATES LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	China	Integrated circuit manufacturing	USD	380,000	USD	380,000	-	100.00	USD 564,915	USD	16,802	USD	16,802

ALLIANCE OPTOTEK CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

LIGHT HOUSE GLOBAL INCORPORATED	Samoa	Investment holding	USD	2,120	USD	2,120	2,120	100.00	$38,753		$(1,861)		$(1,861)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

LIGHT HOUSE GLOBAL INCORPORATED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2013			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

ALLIANCE OPTOTEK DONGGUAN CO., LTD	China	LED lighting manufacturing and sale	USD	2,100	USD	2,100	-	100.00	$38,234	$(1,878)	$(1,878)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2013		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2013		Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of June 30, 2013	Accumulated Inward Remittance of Earnings as of June 30, 2013

							Outflow	Inflow
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Computer software development	(USD	$44,895 1,500)	(ii)	(USD	$31,636 1,057)	$-	$-	(USD	$31,636 1,057)	(Note 5)	$-	$-	$-
TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD. (Note 4)	Computer and peripheral equipment leasing	(USD	239,440 8,000)	(ii)	(USD	174,043 5,815)	-	-	(USD	174,043 5,815)	(Note 5)	-	-	-
CHU DONG MULTIMEDIA SOFTWARE (SHANGHAI) CO., LTD.	Multimedia technology development	(USD	2,993 100)	(ii)	(USD	11,373 380)	-	-	(USD	11,373 380)	(Note 5)	-	-	-
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD.	Multimedia technology development	(USD	359,160 12,000)	(ii)	(USD	67,911 2,269)	-	-	(USD	67,911 2,269)	(Note 5)	-	-	-
RE BO CULTURE BROADCASTING LTD. (BEIJING)	TV program producing、Advertisement、 Added value service	(USD	299,300 10,000)	(ii)	(USD	1,826 61)	-	-	(USD	1,826 61)	(Note 6)	(iii)	(Note 3、iii)	-
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.	Commercial consult of TV shopping、 Business market plans and business management consult, etc.	(USD	149,650 5,000)	(ii)	(USD	1,257 42)	-	-	(USD	1,257 42)	(Note 7)	(iii)	(Note 3、iii)	-
KU6 (BEIJING) TECHNOLOGY CO., LTD.	Computer software and Computer system integrate, and data processing, etc.	(USD	290,321 9,700)	(ii)		-	-	-		-	(Note 8)	-	-	-
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	23,944 800)	(i)	(USD	23,944 800)	-	-	(USD	23,944 800)	100.00%	(7,618) (v)	5,517	-
MYMYTI NETWORK TECHNOLOGY CO., LTD.	Computer system services、 Commercial consult, etc.	(RMB	120,884 24,863)	(ii)	(USD	14,097 471)	-	-	(USD	14,097 471)	(Note 9)	(iii)	(Note 3、iii)	-
SHANGHAI NEW KNOWLEDGE TRADING LTD.	Online Education Advisory services, etc.	(RMB	4,862 1,000)	(ii)	(USD	269 9)	-	-	(USD	269 9)	(Note 10)	(iii)	(Note 3、iii)	-
YANGZHOU SOLID STATE LIGHTING CO., LTD.	Design and sale of LED	(USD	21,550 720)	(ii)	(USD	8,799 294)	-	-	(USD	8,799 294)	(Note 11)	(iii)	(Note 3、iii)	-
BEIJING TONGFANG E-COMMERCE CO., LTD.	E-Commerce Investment Advisory, etc.	(RMB	656,370 135,000)	(ii)	(USD	45,224 1,511)	-	-	(USD	45,224 1,511)	(Note 12)	(iii)	(Note 3、iii)	-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,458,600 300,000)	(iii)	(USD	667,140 22,290)	-	-	(USD	667,140 22,290)	50.00%	(2,082) (iv)	717,718	-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain Solar power plant	(RMB	1,312,740 270,000)	(iii)		-	(Note 13)	-		-	-	-	-	-
BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI)	Cosmetics import and export, wholesale, and retail	(USD	59,860 2,000)	(ii)	(USD	7,662 256)	-	-	(USD	7,662 256)	(Note 14)	-	-	-

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2013		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2013		Percentage of Ownership	Investment income (loss) recognized (Note 3)		Carrying Value as of June 30, 2013		Accumulated Inward Remittance of Earnings as of June 30, 2013

							Outflow		Inflow
XUEREN NETWORK (SHENZHEN) CO., LTD.	Engaged in the network hardware and software's technological development	(USD	$1,139,106 38,059)	(ii)	(USD	$119,720 4,000)		$-	$-	(USD	$119,720 4,000)	(Note 15)		$-		$-		$-
JOBMET LTD.	Online Job searching and maching	(USD	11,972 400)	(ii)	(USD	269 9)		-	-	(USD	269 9)	(Note 16)		(iii)		(Note 3、iii)		-
SHANGHAI WINKING ENTERTAINMENT LTD.	Development, design, and production of computer software, sale of products, and provide after-sales service and technical advice	(USD	239,440 8,000)	(ii)	(USD	40,914 1,367)		-	-	(USD	40,914 1,367)	(Note 17)		-		-		-
NANJING WINKING ENTERTAINMENT LTD.	Development, design, and production of computer software, sale of products, and provide after-sales service and technical advice	(USD	61,357 2,050)	(ii)	(USD	18,946 633)		-	-	(USD	18,946 633)	(Note 17)		-		-		-
YOUJIA (SHANGHAI) NETWORK TECHNOLOGY COMPANY LTD.	Development of network technology and computer software	(USD	89,790 3,000)	(ii)	(USD	44,895 1,500)		-	-	(USD	44,895 1,500)	(Note 18)		-		-		-
RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.	Manufacturing and selling electronic components	(USD	4,639,120 154,999)	(ii)		46,080		-	-		46,080	(Note 19)		-		-		-
RI-PRO PRECISION MODEL (SHANGHAI) CO., LTD.	Manufacturing and selling electronic components	(USD	89,790 3,000)	(ii)		646		-	-		646	(Note 19)		-		-		-
SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.	Manufacturing and selling electronic components	(USD	299,300 10,000)	(ii)		1,850		-	-		1,850	(Note 19)		-		-		-
RI MING (SHANGHAI) CO., LTD.	Manufacturing and selling electronic components	(USD	838,040 28,000)	(ii)		5,110		-	-		5,110	(Note 19)		-		-		-
AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD.	Manufacturing and selling electronic components	(USD	1,616,220 54,000)	(ii)		6,314		-	-		6,314	(Note 19)		-		-		-
BEIJING ADWO TECHNOLOGY LTD.	In-app mobile Advertising	(USD	71,832 2,400)	(ii)	(USD	44,895 1,500)		-	-	(USD	44,895 1,500)	(Note 20)		-		-		-
NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD.	Development of cool transfer printing technology, and manufacture and sale of cool transfer printing equipment and related consumable materials.	(USD	598,600 20,000)	(ii)	(USD	209,510 7,000)		-	-	(USD	209,510 7,000)	(Note 21)		-		-		-
IMO NETWORK TECHNOLOGY CO., LTD.	Development of Enterprise Instant Messaging platform.	(USD	270,837 9,049)	(ii)		-	(USD	89,790 3,000)	-	(USD	89,790 3,000)	(Note 22)		-		-		-
MONTAGE SEMICONDUCTOR (SHANGHAI) CO., LTD.	Integrated circuit design	(USD	29,930 1,000)	(ii)		-	(USD	6,914 231)	-	(USD	6,914 231)	(Note 23)		-		-		-
MONTAGE TECHNOLOGY (SHANGHAI) CO., LTD.	Integrated circuit design	(USD	299,300 10,000)	(ii)		-	(USD	177,335 5,925)	-	(USD	177,335 5,925)	(Note 23)		-		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	92,783 3,100)	(i)	(USD	92,783 3,100)		-	-	(USD	92,783 3,100)	89.28%		12,094 (v)		267,059		-
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers and chips	(USD	1,346,850 45,000)	(i)	(USD	606,083 20,250)		-	-	(USD	606,083 20,250)	45.00%	(USD	18,886 631) (iv)	(USD	412,076 13,768)		-
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	(USD	5,986 200)	(i)	(USD	5,986 200)		-	-	(USD	5,986 200)	89.28%		(361) (v)		18,776	(USD	9,578 320)
WAVETEK MICROELECTRONICS (SHANDONG) LIMITED	Compound semiconductor chips manufacturing		(Note 24)	(i)		-		-	-		-	-		-		-		-
NEXPOWER (SHANDONG) ENERGY CO., LTD	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	(USD	404,055 13,500)	(i)	(USD	404,055 13,500)		-	185,267 (USD 6,190)	(USD	218,788 7,310)	-		-		-		-

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2013)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2013		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2013		Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of June 30, 2013		Accumulated Inward Remittance of Earnings as of June 30, 2013

							Outflow		Inflow
ALLIANCE OPTOTEK DONGGUAN CO., LTD	LED lighting manufacturing and sale	(USD	$62,853 2,100)	(i)	(USD	$62,853 2,100)		$-	$-	(USD	$62,853 2,100)	74.51%	$(152) (v)		$28,612	$-
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production	(RMB	3,247,291 667,892)	(ii)	(USD	598,600 20,000)		-	-	(USD	598,600 20,000)	21.93%	1,738 (i)	(USD	769,620 25,714)	-
PARADE TECHNOLOGIES (SHANGHAI) CO., LTD.	Integrated circuit design	(USD	38,909 1,300)	(ii)	(USD	5,747 192)		-	(Note 25)	(USD	5,747 192)	(Note 26)	(ii)		(Note 3、ii)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,373,400 380,000)	(ii)	(USD	2,336,486 78,065)	(USD	4,699,728 157,024)	-	(USD	7,036,214 235,089)	86.88% (Note 27)	476,525 (iv)		14,690,251	-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	14,965 500)	(ii)	(USD	14,965 500)		-	-	(USD	14,965 500)	100.00% (Note 28)	99 (v)		15,478	-

Accumulated Investment in Mainland China as of June 30, 2013		Investment Amounts Authorized by Investment Commission, MOEA			Upper Limit on Investment

$10,510,388 (USD 349,161)			$13,159,712 (USD 439,683)			$123,143,262

Note 1 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 2 :	The methods for engaging in investment in Mainland China include the following:
(i) Investment in Mainland China companies through a company invested and established in a third region.
(ii) Investment in Mainland China companies through an existing company established in a third region.
(iii) Direct investment in Mainland China companies.
Note 3 :	The investment income (loss) were determined based on the following basis:
(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.

(ii) The equity in the earnings and carrying value are not available because the company's subsidiary's investment in the Mainland China was made indirectly through a cost method investee established in the third region.

(iii) The equity in the earnings and carrying value are not available because the investment in the Mainland China via investing in established in the third region by its investment of the company's subsidiary's investee under equity method.

(iv) The financial statements certificated by the CPA of the parent company in Taiwan.
(v) Others.
Note 4 :	TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD. changed its name to TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD., and it was approved by the competent authority.
Note 5 :	TLC CAPITAL CO., LTD. (TLC) indirectly invests in Mainland China via investing in CAPTIVATED ADVERTISING TV COMPANY LIMITED (CAPTIVATED) by its investee company,
TOUCH MEDIA INTERNATIONAL HOLDINGS (TOUCH MEDIA).
Due to TLC only holds preferred shares on TOUCH MEDIA, TLC does not have significant influence for the investments that CAPTIVATED made in Mainland China.
Note 6 :	TLC indirectly invests in Mainland China via investing in ZEBRA MEDIA INC. (CAYMAN) (ZEBRA) by its investee company, CTC CAPITAL PARTNERS I, L.P. (CAYMAN) (CTC).
Due to TLC indirectly invests in RE BO CULTURE BROADCASTING LTD. (BEIJING) (RE BO), TLC does not have significant influence on RE BO.
Note 7 :	TLC indirectly invests in U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD. (U-YOU) via investing in CTC.
Due to TLC indirectly invests in U-YOU, TLC does not have significant influence on U-YOU.
Note 8 :

KU6 HOLDING LTD. (KU6), an cost method investee of the company's subsidiary TLC, was merged into HURRAY! HOLDING CO., LTD. (HURRAY!) on Jan 18, 2010. After the merge, TLC's investment in KU6 was exchanged to HURRAY! ADSs.

And On August 17, 2010 HURRAY! HOLDING CO., LTD. has changed its name to KU6 MEDIA CO., LTD.(KU6 MEDIA).

For the investment in Mainland China made indirectly by TLC through KU6 MEDIA before the merge, TLC does not have the evidence whether KU6 MEDIA still has such investment in Mainland China after the merge.

Note 9 :	TLC indirectly invests in MYMYTI NETWORK TECHNOLOGY CO., LTD. (MYMYTI) via investing in CTC. Due to TLC indirectly invests in MYMYTI, TLC does not have significant influence on MYMYTI.
Note 10 :

TLC indirectly invests in SHANGHAI NEW KNOWLEDGE TRADING LTD. (NEW KNOWLEDGE) via investing in CTC. Due to TLC indirectly invests in NEW KNOWLEDGE, TLC does not have significant influence on NEW KNOWLEDGE.

Note 11 :	TLC indirectly invests in YANGZHOU SOLID STATE LIGHTING CO., LTD (YANGZHOU SOLID STATE) via investing in LIST EARN ENTERPRISE INC.. Due to TLC indirectly invests in YANGZHOU SOLID STATE, TLC does not have significant influence on YANGZHOU SOLID STATE.
Note 12 :

TLC indirectly invests in BEIJING TONGFANG E-COMMERCE CO., LTD. (BEIJING TONGFANG) via investing in CTC. Due to TLC indirectly invests in BEIJING TONGFANG, TLC does not have significant influence on BEIJING TONGFANG.

Note 13 :	TLC indirectly invest Mainland China company JINING SUNRICH SOLAR ENERGY CORP. amounted US$20,125 thousand through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG).
Note 14 :	TLC indirectly invests in BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI) (BEAUTY(SHANGHAI)) via investing in BEAUTY ESSENTIALS INTERNATIONAL LTD..
Due to TLC indirectly invests in BEAUTY(SHANGHAI), TLC does not have significant influence on BEAUTY(SHANGHAI).
Note 15 :	TLC indirectly invests in XUEREN NETWORK (SHENZHEN) CO., LTD. (XUEREN) via investing in YETI GROUP LTD..
Due to TLC indirectly invests in XUEREN, TLC does not have significant influence on XUEREN.
Note 16 :	TLC indirectly invests in JOBMET LTD. (JOBMET) via investing in CTC. Due to TLC indirectly invests in JOBMET, TLC does not have significant influence on JOBMET.
Note 17 :	TLC indirectly invests in SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD. via investing in WINKING ENTERTAINMENT LTD.. Due to TLC indirectly invests in
SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD. TLC does not have significant influence on SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD..

Note 18 :	TLC indirectly invests in YOUJIA (SHANGHAI) NETWORK TECHNOLOGY COMPANY LTD.(YOUJIA (SHANGHAI)) via investing in YOUJIA GROUP LTD.
Due to TLC indirectly invests in YOUJIA (SHANGHAI), TLC does not have significant influence on YOUJIA (SHANGHAI).
Note 19 :	TLC indirectly invests in RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.、RI-PRO PRECISION MODEL (SHANGHAI) CO.,LTD.、SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.、RI MING (SHANGHAI) CO., LTD.、
AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD. via investing in CASETEK HOLDINGS LIMITED(CAYMAN) have been made in the Investment Commission, MOEA and approved US$2,043 thousand.

Due to TLC indirectly invests in RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.、RI-PRO PRECISION MODEL (SHANGHAI) CO., LTD.、SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.、RI MING (SHANGHAI) CO., LTD.、

AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD., TLC does not have significant influence on RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.、RI-PRO PRECISION MODEL(SHANGHAI)CO.,LTD.、
SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.、RI MING (SHANGHAI) CO., LTD.、AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD..
Note 20 :

TLC indirectly invests in BEIJING ADWO TECHNOLOGY LTD. via investing in ADWO MEDIA HOLDING LIMITED(CAYMAN). Due to TLC indirectly invests in BEIJING ADWO TECHNOLOGY LTD., TLC does not have significant influence on

BEIJING ADWO TECHNOLOGY LTD..
Note 21 :

TLC indirectly invests in NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT(SHANGHAI) CO., LTD. via investing in COOLTRANS INTERNATIONAL INC. Due to TLC indirectly invests in NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD.,

TLC does not have significant influence on NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD..
Note 22 :

TLC indirectly invests in IMO NETWORK TECHNOLOGY CO., LTD. via investing in IMO, INC.. Due to TLC indirectly invests in IMO NETWORK TECHNOLOGY CO., LTD., TLC does not have significant influence on IMO NETWORK TECHNOLOGY CO., LTD..

Note 23 :	TLC indirectly invests in MONTAGE SEMICONDUCTOR (SHANGHAI) CO., LTD. and MONTAGE TECHNOLOGY (SHANGHAI) CO., LTD. via investing in MONTAGE TECHNOLOGY GROUP LTD.. Due to TLC indirectly invests in

MONTAGE SEMICONDUCTOR (SHANGHAI) CO., LTD. and MONTAGE TECHNOLOGY (SHANGHAI) CO., LTD.. TLC does not have significant influence on MONTAGE SEMICONDUCTOR (SHANGHAI) CO., LTD. and MONTAGE TECHNOLOGY (SHANGHAI) CO., LTD..

Note 24 :	The investment Commission, MOEA, has approved US$9,000 thousand to invest in WAVETEK MICROELECTRONICS (SHANDONG) LIMITED. However, the company has not yet been established, the amount of investment has not yet been remitted as of June 30, 2013.
Note 25:

The Company filed an application with the Investment Commission of the Ministry of Economic Affairs in accordance with Ref. No. Jing-Shen-Er-Zi-10100334030, 10100540560, 10200143060, and 10200223660, in which UMC CAPITAL CORPORATION has disposed 2,739,000 shares of PARADE TECHNOLOGIES (SHANGHAI) CO., LTD.. According to the requirement of relevant regulations and Investment Commission, MOEA, the amount of disposal can only be deducted from the investment quota after the cash is received from disposal and transferred back from Mainland China.
Note 26:	UMC indirectly invests in Mainland China via investing in UMC CAPITAL CORP. by its investee company, PARADE TECHNOLOGIES, LTD. (CAYMAN) (PARADE(CAYMAN)).
Due to UMC CAPITAL CORP. only holds preferred shares on (PARADE(CAYMAN)), UMC does not have significant influence for the investments that (PARADE(CAYMAN)) made in Mainland China.
Note 27:	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$217,572 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of June 30, 2013, the amount of investment has been remitted.
Note 28 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of June 30, 2013, the amount of investment US$2,500 thousand has not yet been remitted.